Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Acuitive Technologies, Inc.
50 Commerce Drive
Allendale, NJ 07401
https://www.acuitivetech.com/

Up to $4,999,996.80 in Series A Preferred Stock at $7.20
Minimum Target Amount: $19,994.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Acuitive Technologies, Inc.
Address: 50 Commerce Drive, Allendale, NJ 07401
State of Incorporation: NJ
Date Incorporated: July 26, 2013

Terms:

Equity

Offering Minimum: $19,994.40 | 2,777 shares of Series A Preferred Stock
Offering Maximum: $4,999,996.80 | 694,444 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $7.20
Minimum Investment Amount (per investor): $496.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering. See Exhibit F for additional information.

Irrevocable Proxy and Power of Attorney. Each investor in this offering will constitute and appoint as the proxies of the party and grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 of the Voting Agreement (See exhibit F) and votes regarding any Sale of the Company pursuant to Section 3 of the Voting Agreement, and shall authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Voting Agreement, all of such party's Shares in favor of the increase of authorized shares described in Section 2 or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of the Voting Agreement or to take any action reasonably necessary to effect the Voting Agreement. The power of attorney granted thereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by the Voting Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof. Each party thereto shall revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than the Voting Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth therein.

Investment Incentives & Bonuses*

<u>Time-Based Perks:</u>

Early Bird 1: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird 2: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Acuitive Technologies will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $7.20 / share, you will receive 110 shares of Series A Preferred Stock , meaning you'll own 110 shares for $720. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Acuitive Technologies, Inc. is a privately held medical device manufacturer based in Allendale, New Jersey, founded in 2014. The company is committed to advancing orthopedic surgery by developing material science technologies and unique device designs that more effectively address the clinical problems facing current state-of-the-art orthopedic devices. Central to its innovation is CITREGEN®, a synthetic biomaterial designed on a molecular level to replicate the intrinsic cellular support network. CITREGEN's main component, citrate, is a naturally occurring metabolic molecule that plays important roles in natural tissue regeneration. Acuitive's current FDA-cleared product portfolio includes devices such as CITRELOCK® tendon fixation devices, CITREFIX® knotless suture anchors, and CITREGRAFT™ bone void fillers, all utilizing CITREGEN® technology. These products are designed to repair, regenerate, and resorb, aligning with the company's mission to deliver safe and effective orthopedic solutions through material advances and novel designs.

Company Intellectual Property

Acuitive Technologies has two license agreements executed in 2015 involving three universities (Northwestern University, University of Texas-Arlington, Penn State University) whereby the company has the exclusive rights in the musculoskeletal field of use to all citrate-based biomaterial intellectual property at that time, including granted patents, patent applications and know-how. The company has also secured exclusive rights on certain intellectual property developed by Penn State since the original agreement date. In 2022, the company executed a license agreement with the New Jersey Institute of Technology for the exclusive rights to intellectual property related to 3D printing of thermoset polymers for musculoskeletal applications. In addition, the company has developed its own intellectual property including proprietary manufacturing processes, granted patents and patent applications. The intellectual property, excluding proprietary manufacturing processes, is summarized below by entity:

Northwestern University with 7 patents granted and no open filings.

Penn State University/UTA with 42 patents granted and 13 open filings

New Jersey Institute of Technology with 1 patent granted and no open filings.

Acuitive Technologies with 8 patents granted and 42 open filings.

Key Terms of License Agreements

PSU Agreement - The term of the license continues until the later of ten years after the first commercial sale or the expiration of the last licensed patent right. Acuitive is obligated to pay an annual license maintenance fee of thirty thousand dollars that is creditable against any royalties earned.. Royalties are due quarterly on sales of licensed products and services, ranging between two and four percent of net sales depending on intellectual property coverage and one milestone payment remains and is currently payable at one hundred thousand dollars. The company is responsible for the applicable patent prosecution costs. In the event of a company sale or initial public offering, the company is obligated to pay a one percent transaction fee based on aggregate consideration or pre-money valuation, respectively. If the company enters into a sublicense relationship with a third party, as defined in the agreement, the company must pay to PSU twenty-five percent of any consideration received. The company executed a settlement agreement with PSU in 2025 to resolve a dispute regarding compliance under the sublicense provision that obligates the company to pay five hundred thousand dollars by December 31, 2025 and one million dollars at the earlier of a liquidation event or December 31, 2027.

VesselTek Biomedical Agreement - The agreement remains in effect until the later of ten years after the first commercial sale or the expiration of the last licensed patent right. Acuitive is obligated to make minimum annual royalty payments of sixty thousand dollars. Royalties are due quarterly on sales of licensed products and services, ranging between two and one quarter and four and one half percent of net sales depending on intellectual property coverage. The company is responsible for the applicable patent prosecution costs. In the event of a company sale or initial public offering, the company is obligated to pay a one percent transaction fee based on aggregate consideration or pre-money valuation, respectively.

Competitors and Industry

<u>Industry</u>

Acuitive Technologies operates within the surgical and medical instrument manufacturing industry, specifically focusing on orthopedic devices. The industry is characterized by continuous innovation aimed at improving patient outcomes and surgical efficiency. Acuitive's emphasis on biomimetic materials positions it within the growing segment of regenerative orthopedic solutions.

Competition

The company faces competition from several established and emerging players in the orthopedic device market. Notable competitors include Biocomposites, MiMedx Group, and Theradaptive, each offering various regenerative products for musculoskeletal injuries. Acuitive differentiates itself through its proprietary CITREGEN® technology, which provides a unique approach to tissue regeneration that mimicks the body's natural healing processes by providing the citrate molecule during the healing process.

Current Stage and Roadmap

Current Stage

Acuitive Technologies has achieved significant milestones, including FDA 510(k) clearances for multiple products such as CITRELOCK®, CITREFIX™ and CITREGRAFT™, indicating regulatory approval for market entry. The company continues to focus on the development and commercialization of its existing product lines, leveraging its CITREGEN® technology to address unmet clinical needs in orthopedic surgery.

Future Roadmap

Looking ahead, Acuitive is actively developing new products to expand its portfolio. Upcoming innovations include CITREBRIDGE™, a rotator cuff interpositional scaffold projected to be cleared by the FDA in Q2 2026; CITREBRACE, the first resorbing syndesmosis repair system projected to be marketed in 2H 2026; and threaded devices that utilize the next generation CITREGEN material, greatly expanding market potential. Research continues on CITREBIND™, a carrier material for growth factors and antibiotics; CITREGLIDE, a cartilage regeneration product; CITREWEDGE™, osteotomy wedges designed to support fusion surgery; CITREFUSE™, a spine interbody spacer; and CITRESET™, a self-setting bone adhesive. These developments and research aim to enhance the company's offerings in tissue regeneration and orthopedic repair, reinforcing its commitment to advancing the art and science of orthopedic surgery.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: David S. Washburn

David S. Washburn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Member of the Board of Directors, Chief Operating Officer and Chief Financial Officer
  Dates of Service: November, 2013 - Present
  Responsibilities: Responsible for the manufacturing, financial and back-office support functions and work with the CEO on strategic planning and the business plan.

Name: Michael P. McCarthy

Michael P. McCarthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chairman of the Board of Directors & CEO
  Dates of Service: November, 2013 - Present
  Responsibilities: Developing strategic plans, managing the business development, marketing and sales efforts, working with the company CFO to present the business prospects to potential investors.

Other business experience in the past three years:

- Employer: Extremity Medical
  Title: Member of the Board of Directors
  Dates of Service: August, 2017 - June, 2024
  Responsibilities: Provide industry advice, networking opportunities and input to company strategic plans

Name: William R Hagaman Jr

William R Hagaman Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of the Board of Directors
  Dates of Service: December, 2024 - Present
  Responsibilities: Assist with company funding, networking with medtech investors, review and approve strategic plans, annual budget and business objectives

Other business experience in the past three years:

- Employer: GenHenn Capital
  Title: COO
  Dates of Service: December, 2022 - Present
  Responsibilities: Management of family office, oversee investment policies and investments

Other business experience in the past three years:

- Employer: Withum Smith + Brown P.A
  Title: Managing Partner and CEO
  Dates of Service: October, 2010 - December, 2022
  Responsibilities: Developing strategies and overseeing operating business

Name: James E. Malayter

James E. Malayter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Member of the Board of Directors
  Dates of Service: November, 2013 - Present
  Responsibilities: Share and advise on industry experience, review and approve strategic plans and business objectives

Other business experience in the past three years:

- Employer: Issuer
  Title: Sr VP of Market Development
  Dates of Service: January, 2014 - January, 2020
  Responsibilities: Assisting with developing the commercial plan for CITREGEN technology

Name: Gary P. Fischetti

Gary P. Fischetti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of the Board of Directors
  Dates of Service: April, 2023 - Present
  Responsibilities: Provide strategic and financial networking within the medtech industry, review and approve strategic

plans, budget and business objectives

Other business experience in the past three years:

- Employer: Orchid Orthopaedics
  Title: Chairman of the Board
  Dates of Service: June, 2020 - Present
  Responsibilities: Chairman of contract manufacturing organization providing strategic and tactical input and support to the management team.

Name: Vincent A. Forlenza

Vincent A. Forlenza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of the Board of Directors
  Dates of Service: April, 2023 - Present
  Responsibilities: Provide strategic and financial networking within the medtech industry, review and approve strategic plans, budget and business objectives

Other business experience in the past three years:

- Employer: Moody's Corporation
  Title: Chairman of the Board
  Dates of Service: April, 2023 - Present
  Responsibilities: Establish management policies, overseeing governance and compliance, and making critical strategic decisions

Other business experience in the past three years:

- Employer: Lehigh University
  Title: Chairman of the Board of Trustees
  Dates of Service: July, 2025 - Present
  Responsibilities: Responsible for overall governance, strategic planning, advocacy, fundraising and ensuring mission and student needs are met

Other business experience in the past three years:

- Employer: Becton Dickinson
  Title: CEO
  Dates of Service: October, 2011 - January, 2020
  Responsibilities: Oversaw strategic global planning with a focus on significant acquisitions.. Becton Dickinson was subject to an SEC order regarding its disclosures associated with certain products during Vincent A. Forlenza's tenure as CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk

factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series A Preferred Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Series A Preferred Stock stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series A Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
cuitive Technologies was formed on 07/26/2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Acuitive Technologies has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its

financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business is regulated by the U.S. Food and Drug Administration and other jurisdictional bodies in the international markets that require all products be reviewed by them and gain clearance before products can be entered into the commercial market
Gaining clearance from the applicable jurisdiction to commercialize is required for our implantable medical devices and certain related instruments. This clearance often requires significant testing, time defined studies and substantial funds expenditure to prepare a product system filing for review and clearance by the jurisdiction. There are no assurances products in development or projected products will be cleared for commercialization in a timely manner.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alex I. Khowaylo	887,646	Common Stock	14.8%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 694,444 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 11,914,056 with a total of 5,065,951 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 9,929 shares to be issued pursuant to stock options reserved but unissued.

The total amount outstanding includes 1,005,071 shares to be issued pursuant to stock options issued.

Series A Preferred Stock

The amount of security authorized is 4,335,944 with a total of 3,381,084 outstanding.

Voting Rights

1 vote per share of Common Stock into which the shares are convertible. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 131,700 shares to be issued pursuant to warrants issued.

The total amount outstanding does not include any Series A Preferred Stock that may be issued in connection with the Company's concurrent Reg D offering. See "Dilution" for additional information.

Investors in this offering will be required to sign onto an Investors' Rights Agreement and a Voting Rights Agreement. Some of the related material rights associated with such agreements are below. See exhibit F for copies of both agreements.

Voting rights of securities sold in this offering

Irrevocable Proxy and Power of Attorney. Each investor in this offering will constitute and appoint as the proxies of the party and grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 of the Voting Agreement (See exhibit F) and votes regarding any Sale of the Company pursuant to Section 3 of the Voting Agreement, and shall authorize each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Voting Agreement, all of such party's Shares in favor of the increase of authorized shares described in Section 2 or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of the Voting Agreement or to take any action reasonably necessary to effect the Voting Agreement. The power of attorney granted thereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by the Voting Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof. Each party thereto shall revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than the Voting Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth therein.

Right of First Offer

Certain investors may have a Right of First Offer with respect to any future issuance of securities. Such Right of First Offer is granted to investors that hold at least 20% (currently 867,189 shares) of Registrable Securities ("Major Investor") (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof). No current holder qualifies as a Major Investor.

Registration Rights

Investors in this offering will be granted certain registration rights. See Exhibit F for details.

Dividends

Series A Preferred Stockholders are entitled to receive dividends before any dividends are distributed to common stockholders. However, the company is not obligated to pay dividends, and any decision to issue them is at the discretion of the company's board of directors. If dividends are declared, holders of Series A Preferred Stock must receive at least an equal amount to what is paid on each share of common stock, and in some cases, more.

Liquidation Rights

In the event that the company is sold, merged, dissolved, or otherwise liquidated, Series A shareholders have a liquidation preference. This means they are entitled to receive their original investment back (the "Original Issue Price") before any proceeds are distributed to holders of common stock. If there is not enough money to pay all shareholders in full, the available proceeds are distributed proportionally among Series A shareholders first, up to the full amount they are owed. Only after these investors are paid will the remaining funds, if any, be shared with common stockholders.

Conversion Rights

Investors holding Series A Preferred Stock have the option to voluntarily convert their shares into common stock at any time. The conversion rate is generally one-to-one, meaning each preferred share can become one share of common stock. Additionally, the stock automatically converts to common stock upon certain "qualified" events, such as an initial public offering (IPO) or a significant equity financing round, provided specific thresholds are met.

Anti-Dilution Rights

Another key protection for Series A shareholders is anti-dilution protection. If the company later issues new shares of stock at a lower price than what Series A investors originally paid, the conversion price of the preferred shares will adjust downward. This mechanism helps ensure that earlier investors don't see their ownership or economic value unfairly reduced due to future fundraising at lower valuations. The adjustment uses a weighted average method, which partially offsets the dilution rather than eliminating it entirely.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Specifically, the Company will be offering securities pursuant to A Regulation D offering concurrently with this regulation Crowdfunding raise. The Company will be selling Series A Preferred Stock at a price per share of $7.20. The shares that may be sold in this concurrent offering have not been taken into account in the price per share calculation of this offering and represent immediate dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: Operating purposes
  Date: May 01, 2025
  Offering exemption relied upon: Employee common stock option exercise

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $20,780,435.00
  Number of Securities Sold: 0
  Use of proceeds: Operating purposes
  Date: December 18, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $9,500,000.00
  Use of proceeds: Operating purposes
  Date: April 18, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2023 was $5,601,807 compared to $5,280,992 in fiscal year 2024.

In 2023 and 2024, virtually all revenue consists of product sales to the Company’s distribution partner, Styrker Corporation, who sells the product directly to the end customers. Product sales to Stryker consist of three demand streams: consignment inventory to be placed with Stryker sales force and customers, shelf stock and replacement inventory to replace product billed to customers. Over $1.2 million in 2023 revenue was inventory sales to Stryker to fill their consignment and shelf stock needs in support of the Citrefix launch in late 2022. Revenue in 2024 consisted primarily of replacement inventory sales to Stryker and was not bolstered by a new product launch. The Company’s estimate of Stryker’s end customer sales indicated Stryker grew their end customer sales in 2024 by over 70% when comparing to their 2023 sales.

Cost of Sales

Cost of Sales for fiscal year 2023 was $4,238,640 compared to $3,926,011 in fiscal year 2024 and fairly consistent as a percentage of sales from year to year.

Gross Margins

Gross margins for fiscal year 2023 were $1,363,167. compared to $1,354,981 in fiscal year 2024. Gross margin percentages were 24% and 26%, respectively, with the difference a result of product sales mix.

Operating Expenses

Operating Expenses for fiscal year 2023 were $7,115,397 compared to $7,332,297 in fiscal year 2024. Research and Development 2024 expenses of $5,569,929 increased 3.4% over 2023 and were the primary factor for the increase in Operating Expenses. This was due to regulatory studies increasing $400,000 in support of filed or pending FDA 510(k) filings for product clearances. Combined Selling, General and Administrative 2024 expenses of $1,762,368 remained relatively flat when compared to 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. We anticipate projected sales direct to the market of FDA-cleared products and products to be cleared over the next twelve months will generate higher gross margins for the Company in years 2026 and into early 2027. During this period, Operating Expenses are projected to remain flat therefore the sales growth and flat expense will propel the Company to a positive operating cash flow in early 2027. Past cash was primarily generated through Foot & Ankle product sales to our distribution partner, common stock equity investments by the Company founders and accredited investors, Series A preferred stock equity investments by a third-party family office, Company founders and accredited investors, debt from the Company founders, and non-dilutive funds from the Foot & Ankle distribution partner and a New Jersey Economic Development Authority program. Our goal is to grow sales and control expenditures to reach an operating cash breakeven by early 2027.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has consistently funded itself on a quarter to quarter basis as milestones are achieved through capital resources from the founders, Board of Directors, one family office and group of accredited investors. These capital resources have consisted primarily of equity investments and with a smaller level of unsecured shareholder debt. The Company has reached a critical growth phase and the Board has directed management to seek growth equity at a level required to meet the timelines for projected cash breakeven. The Company projects $7 million in funding is required to achieve cash breakeven and is seeking $9 million overall from multiple sources. Cash on hand as of July 2025 was $75,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to hit our desired product development and growth objectives. These include product development and regulatory costs to support additional product clearances with the Food and Drug Administration and an inventory build to support expanding the independent sales agent network.

The Company has other capital resources available to maintain financial viability but not sufficient to meet the Company product and sales growth objectives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to meet the Company's growth objectives. Of the total funds that our Company has and is seeking, 56% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount only, we will be reliant on pursuing alternate sources of funding and delaying certain expenditures supporting our growth phase.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate through the period of commercially launching our groundbreaking Citrebridge Rotator Cuff Repair System, or approximately ten months.. This is based on a current average monthly cash burn rate of $500,000 for expenditures related to inventory build ($2,000,000), planned FDA 510(K) filings ($2,000,000) and increased accounts receivable balances driven by projected sales growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has maintained relations with a small network of private equity firms who are monitoring the Company's direct sales growth and projected FDA 510(k) clearances. The Company believes these firms are a possible source of growth debt or equity financing. In addition, expanding current or developing new strategic relationships with larger companies in the Company's market space are a potential source of non-dilutive funding.

The Company is also planning a Regulation D raise concurrent with this regulation crowdfunding offering. Please see "Dilution" for additional information.

Indebtedness

- Creditor: Alex I. Khowaylo
  Amount Owed: $2,462,755.00
  Interest Rate: 8.0%
  Maturity Date: June 30, 2026
  Subordinated. Interest calculated as of August 31, 2025

- Creditor: Alex I. Khowaylo
  Amount Owed: $1,264,137.00
  Interest Rate: 10.0%
  Maturity Date: June 30, 2026
  Subordinated. Interest calculated as of August 31, 2025

- Creditor: Alex I. Khowaylo
  Amount Owed: $254,015.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2026
  Frozen interest from debt converted to equity

- Creditor: Michael McCarthy
  Amount Owed: $1,570,300.00
  Interest Rate: 8.0%
  Maturity Date: June 30, 2026
  Subordinated. Interest calculated as of August 31, 2025

- Creditor: Michael McCarthy
  Amount Owed: $406,575.00
  Interest Rate: 10.0%
  Maturity Date: June 30, 2026
  Secured by NJEDA NOL sale program projected receipt. Interest calculated as of August 31, 2025

- Creditor: Michael McCarthy
  Amount Owed: $319,432.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2026
  Frozen interest from debt converted to equity

- Creditor: David S. Washburn
  Amount Owed: $1,025,326.00
  Interest Rate: 8.0%
  Maturity Date: June 30, 2026
  Subordinated. Interest calculated as of August 31, 2025

- Creditor: David S. Washburn

Amount Owed: $132,231.00
Interest Rate: 0.0%
Maturity Date: June 30, 2026
Frozen interest from debt converted to equity

- Creditor: Citrate Innovations, LLC
Amount Owed: $1,075,016.00
Interest Rate: 8.0%
Maturity Date: June 30, 2026
Subordinated. Interest calculated as of August 31, 2025

- Creditor: Irene Khowaylo Revocable Trust
Amount Owed: $305,608.00
Interest Rate: 8.0%
Maturity Date: June 30, 2026
Subordinated. Interest calculated as of August 31, 2025

- Creditor: Irene Khowaylo Revocable Trust
Amount Owed: $177,691.00
Interest Rate: 10.0%
Maturity Date: June 30, 2026
Subordinated. Interest calculated as of August 31, 2025

- Creditor: Irene Khowaylo Revocable Trust
Amount Owed: $321,970.00
Interest Rate: 0.0%
Maturity Date: June 30, 2026
Frozen interest from debt converted to equity

- Creditor: Michael Khowaylo
Amount Owed: $116,745.00
Interest Rate: 8.0%
Maturity Date: June 30, 2026
Subordinated. Interest calculated as of August 31, 2025

- Creditor: Michael Khowaylo
Amount Owed: $50,000.00
Interest Rate: 0.0%
Maturity Date: June 30, 2026
Frozen interest from debt converted to equity

- Creditor: James Malayter
Amount Owed: $63,784.00
Interest Rate: 0.0%
Maturity Date: June 30, 2026
Frozen interest from debt converted to equity

Related Party Transactions

- Name of Person: Alex I. Khowaylo
Relationship to Company: Family member
Nature / amount of interest in the transaction: 14.8% equity ownership, holder of $3,980,9078 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

- Name of Person: Irene Khowaylo Revocable Trust
Relationship to Company: Family member
Nature / amount of interest in the transaction: 8.5% equity ownership, holder of $805,269 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

- Name of Person: Michael Khowaylo
Relationship to Company: Family member
Nature / amount of interest in the transaction: 7.0% equity ownership, holder of $166,745 of debt and related interest

Material Terms: Common and Series A Preferred Stock. See debt detail

- Name of Entity: Citrate Innovations, LLC
  Names of 20% owners: Alex I. Khowaylo and Michael Khowaylo
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Holder of $1,075,0160 of debt and related interest
  Material Terms: See debt detail

- Name of Person: Michael McCarthy
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: 8.5% equity ownership, holder of $2,296,307 of debt and related interest
  Material Terms: Common and Series A Preferred Stock. See debt detail

- Name of Person: David S. Washburn
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: 6.9% equity ownership, holder of $1,157,557 of debt and related interest
  Material Terms: Common and Series A Preferred Stock. See debt detail

- Name of Person: James Malayter
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: 2.8% equity ownership, holder of $63,784 of frozen interest related to debt converted to equity
  Material Terms: Common and Series A Preferred Stock. See debt detail

- Name of Person: Vincent Forlenza
  Relationship to Company: Director
  Nature / amount of interest in the transaction: 2.5% equity ownership
  Material Terms: Series A Preferred Stock

- Name of Person: William Hagaman
  Relationship to Company: Director
  Nature / amount of interest in the transaction: COO of GenHenn family office that has 7.7% equity ownership position
  Material Terms: Series A Preferred Stock

- Name of Entity: Citrate Innovations, LLC
  Names of 20% owners: Alex I. Khowaylo and Michael Khowaylo
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Holder of $1,075,260 of debt and related interest
  Material Terms: See debt detail

Valuation

Pre-Money Valuation: $60,818,652.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any Series A Preferred Stock that may be issued in connection with the Company's concurrent Reg D offering. See "Dilution" for additional information.

Use of Proceeds

If we raise the Target Offering Amount of $19,994.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Regulation CF fees and legal services

92.5%
Recover StartEngine engagement fee for Regulation CF filing and legal fees regarding the filing

If we raise the over allotment amount of $4,999,996.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  40.0%
  Research, design, development, regulatory and required outside studies activities to support the FDA 510(K) filing and clearance for commercialization of the Citrebridge Rotator Cuff Repair system and the Citrefix Threaded Suture Anchor systems

- Inventory
  40.0%
  As the Company moves to the direct sales model utilizing independent sales agent organizations and launches new products, inventory must be built for field consignment and Company warehouse levels

- Accounts Receivable
  12.5%
  The projected growth in sales will create a larger balance of Accounts Receivable that must be carried

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.acuitivetech.com/ (https://www.acuitivetech.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/acuitive-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Acuitive Technologies, Inc.

[See attached]

ACUITIVE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

ACUITIVE TECHNOLOGIES, INC.

DECEMBER 31, 2024 AND 2023

TABLE OF CONTENTS

Page(s)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Acuitive Technologies, Inc.
Allendale, New Jersey

Opinion

We have audited the accompanying financial statements of Acuitive Technologies, Inc. (a New Jersey corporation), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acuitive Technologies, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Acuitive Technologies, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Acuitive Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

21-00 ROUTE 208 SOUTH – SUITE 120 • FAIR LAWN, NEW JERSEY 07410 • (201) 796-7300 • FAX (201) 796-7301

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Acuitive Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Acuitive Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Sarastand Kaufman & Company, LLC

Fair Lawn, New Jersey
June 5, 2025

ACUITIVE TECHNOLOGIES, INC.

BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 53,204	$ 470,784
Accounts receivable, net of allowance for doubtful accounts of $0	457,143	1,043,785
Inventory, net of reserves of $0	4,493,193	2,853,829
Prepaid expenses and other current assets	309,522	655,093
Total current assets	$5,313,062	$5,023,491
Property and equipment, at cost, net of accumulated depreciation of $1,345,250 and $1,278,866, respectively	$ 192,277	$ 110,346
Other assets:		
Right-of-use assets, net of accumulated amortization of $728,154 and $465,053, respectively	$ 595,590	$ 814,159
Security deposits	35,894	35,894
Total other assets	$ 631,484	$ 850,053
Total	$6,136,823	$5,983,890

The accompanying notes are an integral part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.

BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,938,925	$ 3,955,127
Royalty advances received	100,000	100,000
Notes payable	64,593	64,591
Notes payable – related parties	5,340,000	6,090,000
Lease liabilities – current	310,133	265,834
Total current liabilities	$ 12,753,651	$ 10,475,552
Non-current liabilities:		
Lease liabilities – non-current	$ 319,713	$ 611,456
Total liabilities	$ 13,073,364	$ 11,087,008
Stockholders' equity (deficit):		
Common stock, $0.01 stated par value, 11,914,056 shares authorized; 4,030,951, shares issued and outstanding	$ 40,310	$ 40,310
Series A preferred stock, $.01 stated par value, 3,085,944 authorized; 2,749,382 and 2,163,271. shares issued and outstanding, respectively	27,494	21,633
Additional paid-in capital	47,492,800	42,868,729
Accumulated deficit	(54,497,145)	(48,033,790)
Total stockholders' equity (deficit)	$(6,936,541)	$(5,103,118)
Total	$ 6,136,823	$ 5,983,890

The accompanying notes are an integral part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Sales	$ 5,280,992	$ 5,601,807
Cost of sales	3,926,011	4,238,640
Gross profit	$ 1,354,981	$ 1,363,167
Operating expenses:		
Research and development expenses	$ 5,569,929	$ 5,388,533
Market and business development expense	440,604	298,271
General and administrative expenses	1,321,764	1,428,593
Total operating expenses	$ 7,332,297	$ 7,115,397
Loss from operations	$(5,977,316)	$(5,752,230)
Other income (expenses):		
Interest and other income	$ 7,336	$ 1,887
Interest (expense)	(674,117)	(1,184,035)
Sale of New Jersey tax benefits	182,742	273,700
Total other (expense)	$(484,039)	$(908,448)
Loss before provision for corporate income taxes	$(6,461,355)	$(6,660,678)
Provision for corporate income taxes:		
Current	$ 2,000	$ 2,000
Net (loss)	$(6,463,355)	$(6,662,678)

The accompanying notes are an integral part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Shares	Preferred Shares	Common Stock	Preferred Stock	Additional Paid-in Capital	(Accumulated Deficit)	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2023	4,030,951	0	$ 40,310	$ 0	$29,719,663	$(41,371,112)	$(11,611,139)
Net loss	0	0	0	0	0	(6,662,678)	(6,662,678)
Financing fee	0	0	0	0	(235,880)	0	(235,880)
Fair value of issued warrants	0	0	0	0	23,497	0	23,497
Fair value of vested stock options	0	0	0	0	422,647	0	422,647
Insurance of preferred stock (conversion)	0	1,816,049	0	18,161	10,442,274	0	10,460,435
Insurance of preferred stock	0	347,222	0	3,472	2,496,528	0	2,500,000
Balance as of December 31, 2023	4,030,951	2,163,271	$ 40,310	$ 21,633	$42,868,729	$(48,033,790)	$(5,103,118)
Net loss	0	0	0	0	$ 0	$(6,463,355)	$(6,463,355)
Financing fee	0	0	0	0	(92,728)	0	(92,728)
Fair value of issued warrants	0	0	0	0	83,284	0	83,284
Fair value of vested stock options	0	0	0	0	419,376	0	419,376
Issuance of preferred stock (conversion)	0	277,084	0	2,771	1,992,229	0	1,995,000
Issuance of preferred stock	0	309,027	0	3,090	2,221,910	0	2,225,000
Balance as of December 31, 2024	4,030,951	2,749,382	$ 40,310	$ 27,494	$47,492,800	$(54,497,145)	$(6,936,541)

The accompanying notes are an integral
part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$(6,463,355)	$(6,662,678)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	66,384	80,319
Amortization of operating lease right-of-use asset	263,101	239,038
Compensation expense from stock options	419,376	345,427
Contracted service expense from stock options and warrants	83,284	100,717
Interest payable related to converted debt	0	960,435
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	586,642	(1,043,785)
(Increase) in other assets	(44,530)	0
(Increase) decrease in inventory	(1,639,364)	811,892
(Increase) decrease in prepaid expenses and other current assets	345,571	(399,750)
Increase in accounts payable and accrued expenses	2,983,798	375,368
(Decrease) in lease liability	(247,444)	(241,649)
Total adjustments	$2,816,818	$ 1,228,012
Net cash used in operating activities	$(3,646,537)	$(5,434,666)
Cash flows from investing activities:		
Purchases of property and equipment	$ (148,315)	$(45,983)
Cash flows from financing activities:		
Proceeds from issuance of preferred stock	$ 2,225,000	$ 2,500,000
Principal payments on notes payable	0	(3,957)
Proceeds from issuance of convertible debt	0	2,350,000
Financing fee	(92,728)	(235,880)
Proceeds from promissory notes – related parties	1,245,000	1,350,000
Principal payments on promissory notes – related parties	0	(500,000)
Net cash provided by financing activities	$ 3,377,272	$ 5,460,163
Net decrease in cash and cash equivalents	$(417,580)	$(20,486)
Cash and cash equivalents, January 1,	470,784	491,270
Cash and cash equivalents, December 31,	$ 53,204	$ 470,784

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Supplemental disclosures of cash flow information:		
Interest paid	$ 155,121	$ 108,693
Income taxes (refund), net of proceeds of sale of benefits	$ (182,742)	$(273,700)
Non-cash investing and financing activities:		
Insurance premiums paid through financing	$ 91,285	$ 91,283

On December 1, 2023, the Company issued 1,816,049 shares of preferred stocks in exchange for shareholder convertible debt notes payable of $9,500,000 and interest payable of $960,435.

On November 15, 2024 the Company issued 277,084 shares of preferred stocks in exchange for shareholder promissory note debt payable of $1,995,000.

The accompanying notes are an integral part of these financial statements.

1. Summary of significant accounting policies:

Nature of business:

Acuitive Technologies, Inc. (or the "Company"), a New Jersey corporation formed in 2013, is a company engaged in improving medical device performance by using tissue regenerating material technologies and tissue preserving design innovation. The Company has secured exclusive world-wide licenses for material technologies used to improve medical device performance and patient outcomes. Research and business development includes applying the patented material technologies to specific products in industry and to validate the clinical and commercial viability. Acuitive Technologies, Inc. is located in Allendale, New Jersey.

Reclassifications:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

Revenue recognition and accounts receivable:

Revenues from contracts with customers are recognized when or as performance obligations have been satisfied. Revenues depict the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Performance obligations are satisfied when goods are shipped from the Company's location. These goods are billed as they are shipped and recognized at a point in time. Milestone revenue is recognized at a point in time when the associated performance obligations have been satisfied. Licensing fee revenue is recognized at a point in time for licenses issued to use intellectual property or over time for licenses granted to access intellectual property. Sales-based royalty revenue is recognized at the later of when 1) the sales occur and 2) the associated performance obligation has been satisfied. Amounts received in advance of the performance period are recorded as deferred revenue.

The Company carries accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company will evaluate the accounts receivable and establish an allowance for doubtful accounts, when deemed necessary. This will be based on collections and current credit conditions. The Company's policy regarding past due receivables will vary depending on individual customer circumstances. A receivable is considered past due if payments have not been received by the Company for ninety (90) days. At that time, the Company will increase collection efforts through contacting the customer and possibly turning the account over for collection.

The Company uses an expected credit loss model for the impairment of financial assets

1. Summary of significant accounting policies: (continued)

Revenue recognition and accounts receivable: (continued)

measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information as an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost. The Company accounts for the allowance for doubtful accounts using the aging method, which is commonly used for estimating allowances on trade receivable. Under this method, the Company evaluates the collectibility of the receivables by utilizing an aging analysis. The Company develops estimates of collectibility of the receivables by aging bucket, which is based off among other things, past history and paid loss rates. At December 31, 2024 and 2023, the allowance for doubtful accounts is $0. There have been no losses on accounts receivable to date.

The accounts receivable balances as of December 31, 2024 and 2023 are as follows:

	2024	2023
Accounts receivable	$457,143	$1,043,785
Less: allowance for doubtful accounts	0	0
Totals	$457,143	$1,043,785

During September 2023, the Company entered an agreement with an outside service provider to factor its accounts receivable balance. The terms of the agreement allows for an advance rate of up to 90%, with fees ranging from 1.35% - 2.40% depending on number of days financed.

Cash and cash equivalents:

For purposes of the statements for cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2024 and 2023, the Company had no cash equivalents.

Concentration of credit risk:

The Company maintains its cash balance at a federally insured financial institution. From time-to-time, the Company has on deposit amounts over the $250,000 federally insured limit at one financial institution. At December 31, 2024 and 2023, the uninsured balances were $0 and $340,550, respectively.

The Company's accounts receivable is primarily from one customer under a distribution agreement. As of December 31, 2024 and 2023, the customer's accounts receivable balance was $455,125 and $1,041,514, respectively. The entire balance was collected subsequent to December 31, 2024.

1. Summary of significant accounting policies: (continued)

Inventory:

Inventory is stated at the lower of cost or market value. Raw materials are valued at purchase cost which approximates a first-in, first-out method. Appropriate materials, labor and overhead production costs from processing at different stages are included in work-in-process. Finished goods include the work-in-process inventory and the appropriate packaging materials, labor and overhead production costs. A reserve is recorded when appropriate to allow for valuation adjustments. The balances as of December 31, 2024 and 2023 consist of the following:

	2024	2023
Finished goods	$ 980,227	$ 905,076
Raw materials and packaging supplies	270,730	389,789
Work-in-process	3,242,236	1,558,964
Total inventory	4,493,193	2,853,829
Less: valuation reserve	0	0
Inventory – net	$4,493,193	$2,853,829

Shipping and handling costs:

Costs incurred for shipping and handling have been included in cost of sales.

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. The Company has a capitalization policy for items over $1,000. Additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the assets are expensed currently. Leasehold improvements are amortized over the shorter of the asset's useful life or the term of the related lease. Depreciation is recorded on straight-line methods over the useful lives of the assets as follows:

Office equipment and furniture	5 years
Machinery and equipment	5 years
Tools and dyes	3 years
IT equipment and software	3 years
Leasehold improvements	5 years or remaining lease term

Tangible assets that are purchased or acquired for research and development with alternative future uses are capitalized.

1. Summary of significant accounting policies: (continued)

Leases:

The company, as lessee, is required to recognize lease assets and lease liabilities on the balance sheet for all material leases with terms longer than twelve (12) months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income.

The Company recognizes significant leasing arrangements as right-of-use ("ROU") assets and lease liabilities on the balance sheets.

The Company determines whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset and the Company has the right to control the asset.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide the lessor's implicit rate, the Company used the incremental borrowing rate, based on the weighted average discount rate, at the commencement date in determining the present value of lease payments. Lease terms include options to extend the lease when it is reasonably certain those options will be exercised. Leases with an initial term of twelve (12) months or less are not recorded on the balance sheets and the resulting lease expense is recognized on a straight-line basis over the lease term. Similarly, in the statements of income, lease expense for operating lease payments is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability and the ROU asset is amortized over the lease term. At December 31, 2024 and 2023, the Company does not have any finance leases.

The Company has established a policy not to recognize ROU assets and lease liabilities for short-term leases of machinery and equipment that have a lease term of twelve (12) months or less and leases of low-value assets, including office and telephone equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Research and development:

Research and development includes costs incurred for development and are expensed as incurred.

1. Summary of significant accounting policies: (continued)

Income taxes:

In accordance with accounting standards, the Company recognizes tax benefits from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards required by generally accepted accounting principles provide guidance on measurement, classification, interest and penalties associated with income tax positions and income tax disclosures. Through the year ended December 31, 2024, management is of the opinion that there are no uncertain income tax positions. Accordingly, the Company has recognized no adjustment for uncertain income tax positions as a result of this accounting standard.

The Company files income tax returns in the United States and in New Jersey. The Company's income tax filings are subject to audit by the various taxing authorities. The Company's open audit periods are 2021 through 2024.

The Company recognizes interest related to uncertain tax positions in interest expense and penalties in operating expenses. For the years ended December 31, 2024 and 2023, the Company recorded no interest or penalties related to uncertain tax positions.

Deferred income taxes are provided for temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. These temporary differences arise primarily from 1) different methods of depreciation for financial statement purposes versus tax purposes, represented by a deferred income tax non-current liability; 2) certain accruals that are not deductible for tax purposes until paid; 3) providing an allowance for doubtful accounts on the reserve method for financial statement purposes versus the direct write-off method for tax purposes; 4) inventory reserves that are not deductible for tax purposes, 4) net operating loss carry forwards available to reduce future taxable income, and 5) research and development expenses that must be amortized for federal tax purposes beginning in 2022 represented by a deferred income tax asset. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

1. Summary of significant accounting policies: (continued)

Incremental costs of obtaining a contract for financing:

The Company includes the cost of obtaining financing contracts for equity instruments and convertible debt as reductions to additional paid-in-capital. Costs associated with future periods are deferred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Stock based compensation:

The Company estimates the fair value of equity-based payment awards using an option-pricing model. The value of the awards expected to vest is recognized as expense over the requisite service periods. Forfeitures are recognized when they occur. For the years ended December 31, 2024 and 2023, the forfeited amounts were $0.

Date of management's review of subsequent events:

As required by accounting standards, the Company has evaluated subsequent events through June 5, 2025, which is the date the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2024 and 2023 have been incorporated into these financial statements.

2. Property and equipment:

As of December 31, 2024 and 2023, property and equipment consisted of the following:

	2024	2023
Office equipment and furniture	$ 182,987	$ 182,987
Machinery and equipment	812,169	753,808
Tools and dyes	210,566	128,656
IT equipment and software	70,259	67,483
Leasehold improvements	261,546	256,278
Total at cost	1,537,527	1,389,212
Less: accumulated depreciation	(1,345,250)	(1,278,866)
Property and equipment, net	$ 192,277	$ 110,346

2. Property and equipment: (continued)

Depreciation expense charged to operations for the years ended December 31, 2024 and 2023 amounted to $66,384 and $80,319, respectively.

3. Prepaid expenses and other current assets:

As of December 31, 2024 and 2023, prepaid expenses and other current assets consist of the following:

	2024	2023
Prepaid insurance	$ 108,878	$ 107,815
Prepaid expenses	17,561	37,673
Prepaid taxes – State of New Jersey	0	1,500
Consulting deposit	0	5,000
Deposits with vendors	151,980	359,406
Accounts receivable factoring escrow	28,113	133,915
Miscellaneous receivables	2,990	9,784
Total prepaid expenses and other current assets	$ 309,522	$ 655,093

4. Deposits:

Deposits consist of the following as of December 31:

	2024	2023
Facility lease security deposits	$ 35,894	$ 35,894

5. Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following as of December 31:

	2024	2023
Accrued expenses:		
Professional fees	$ 320,782	$ 178,547
Royalties payable	12,722	11,003
Payroll and payroll taxes	7,674	0
Interest on related party notes	2,433,012	1,914,016
Accounts receivable factoring payable	125,275	575,564
Total accrued expenses	2,899,465	2,679,130
Accounts payable	4,039,460	1,275,997
Total accounts payable and accrued expenses	$6,938,925	$3,955,127

5. Accounts payable and accrued expenses: (continued)

Notes payable:

During the years ended December 31, 2024 and 2023, the Company financed insurance premiums totaling $91,285 and $91,283, respectively. The monthly payments were $9,498 for 2024 and 2023 and includes an annual interest rate of 8.7%. As of December 31, 2024 and 2023, the balance of this note payable was $64,593 and $64,591, respectively.

Interest expense from vendors, insurance and notes payable from trade accounts payable during the years ended December 31, 2024 and 2023 were $80,638 and $35,337, respectively.

6. Research and development costs:

Expenditures for research activities relating to product development and improvements are charged to expense as incurred. Costs associated with research and development for the years ended December 31, 2024 and 2023 were $5,569,929 and $5,388,533, respectively.

7. Commitments and contingencies:

Facility lease:

On October 28, 2014, the Company entered into a five-year operating lease for an 8,827 square feet facility in Allendale, New Jersey. The first lease modification expired on December 31, 2021. On January 27, 2023, the Company entered into the second lease modification, which adds 13,743 square feet to the existing space of 8,827 square feet, totaling 22,570 of rentable square feet. The lease term begins January 1, 2023 and ends December 31, 2026. The first four months will be an abatement. Effective January 1, 2023, the estimated additional rental charge for the aggregate space is $4.30 per square foot or $8,086 per month. The lease provides an option to extend the lease for an additional five year period starting January 1, 2027 to December 31, 2031 subject to an appraiser. The monthly base rent escalates during the lease term as follows:

During 2023, the Company incurred a proportionate share allocable of 51.2% for additional charges for insurance, taxes and other repairs to the entire premises. In addition, the Company pays 4% of the annual base rent for management fees for the operation of the building. The estimated additional rental charged amounts to $5.77 per square foot or $10,844 per month.

7. Commitments and contingencies: (continued)

Facility lease: (continued)

Base rent period	Monthly amount
January 1, 2022 – April 30, 2022	$ 9,563
May 1, 2022 – December 31, 2022	$ 24,451
January 1, 2023 – December 31, 2023	$ 25,184
January 1, 2024 – December 31, 2024	$ 25,937
January 1, 2025 – December 31, 2025	$ 26,708
January 1, 2026 – December 31, 2026	$ 27,517

Utilizing the Company's incremental borrowing rate of 6%, the ROU assets net of amortization amounted to $595,590 and $814,159 as of December 31, 2024 and 2023, respectively. The remaining lease term is two (2) years. Lease liabilities related to the leased office is $629,847 and $877,290 for the years ended December 31, 2024 and 2023, respectively, and consist of the following:

	2024	2023
Current	$ 310,133	$ 265,834
Non-current	319,713	611,456
	$ 629,846	$ 877,290

The future minimum lease payments for the non-cancelable leases including the additional space under the second lease modification and the lease liability for equipment for $18,390 are as follows:

Years ended December 31,	Amount
2025	$ 338,884
2026	330,199
Total minimum lease payments	669,083
Less: interest	39,237
Present value of operating lease	629,846
Less: current portion	310,133
Non-current portion	$ 319,713

7. Commitments and contingencies: (continued)
   Facility lease: (continued)

	As of December 31, 2024	December 31, 2023
Weighted average remaining lease term (in years):		
Operating lease	2	3
Weighted average discount rates:		
Operating lease	6%	6%

Rent expense for the above operating lease for the years ended December 31, 2024 and 2023 amounted to $299,601. During 2024 and 2023, rent expense includes the ROU asset amortization of $254,195 and $239,038, respectively, and the imputed interest expense incurred from lease liability payments of $45,406 and $60,563, respectively. In addition, the Company entered into a facility lease for office space of 91 square feet located in Newark, New Jersey. The lease calls for an annual base rent of $5,400 and was renewed on May 2, 2023, with a monthly base rent of $450. The lease expires in one year. The lease is cancelable upon written notice within sixty days. The Company is responsible for utilities, janitorial and other services as additional costs that are above ordinary usage, and the agreement allows for common area access. Rent expense for the above cancelable lease for the years ended December 31, 2024 and 2023 amounted to $5,400.

License and royalty fees:

The Company entered into two license agreements for exclusive use of patent rights and non-exclusive use of know-how related to citrate-based polymer technologies for the commercial development, production, manufacture, use and sale of resultant human or veterinary musculoskeletal products and services. The licenses list the various patents, patent number, dates and institutions or inventors. These agreements stipulate conditions to use the exclusive licenses and anticipate that the Company will meet certain milestones. The license and royalty fees are based on achieving these milestones and/or include a time limitation. Both agreements also have a 1% transaction fee earned by each licensor party in the event of a Company liquidation or initial public offering event. The summaries for the major agreement provisions are as follows:

7. Commitments and contingencies: (continued)

License and royalty fees: (continued)

On January 28, 2015, the Company entered into a license agreement and paid $150,000 of patent reimbursement fees as stated in the agreement. The agreement includes royalties of 4% applied to net sales of licensed product and services to be paid through the later of either the last patent expiration date, or ten years from the date of the first sale. In the event no licensed product or services are generated by the patent rights, the Company is expected to pay royalties of 2% of net sales for ten years from the date of the first sale. The license agreement was amended, for financial consideration, on March 8, 2017 and again on April 30, 2020 and January 2023 to clarify fields of use definition and to update performance milestones. The dates were extended for further consideration, and the Company met the 2021 performance milestone dates.

The Company has continued to reimburse the licensor for patent costs and paid the following agreement fees:

Years ended December 31,	Amount
2016	$ 10,000
2017	$ 60,000
2018	$ 10,000
2019	$ 30,000
2020	$ 60,000
2021	$ 119,342
2022	$ 50,000
2023	$ 54,240
2024	$ 56,661

On the agreement anniversary date for the remaining life of the agreement, the Company shall pay an annual license maintenance fee of $30,000 that can be offset against any royalties due. The Company amended the license agreement effective January 6, 2023 and paid $15,000 and an additional $5,000 option agreement fee.

On March 1, 2015, the Company entered into a second license agreement for certain exclusive use of patent rights related to citrate polymer technologies and paid a license fee of $150,000 and patent reimbursement amounts of $90,000 during 2015. The agreement includes royalties of 4.5% applied to net sales of licensed product and services to be paid through the later of either the last patent expiration date, or ten years from the date of the first sale. In the event no licensed product or services are generated by the patent rights, the Company is expected to pay royalties of 2.25% of net sales for ten years from the date of the first sale.

7. Commitments and contingencies: (continued)

License and royalty fees: (continued)

Royalty percentages can be reduced up to 50% if the Company is required to pay royalties to a third party for any citrate-based polymer technologies. The license agreement was amended, for financial consideration, on September 6, 2019 and again on November 23, 2020 to clarify fields of use definition and to update performance milestones.

The Company has continued to reimburse the licensor for patent costs and paid the following agreement fees:

Years ended December 31,	Amount
2016	$ 0
2017	$ 0
2018	$ 50,000
2019	$ 60,000
2020	$ 75,000
2021	$ 45,000
2022	$ 60,000
2023	$ 60,000
2024	$ 63,032

The Company must pay minimum royalties of $45,000 in calendar 2021 and minimum annual royalties of $60,000 for the remaining calendar years of the agreement.

The Company utilizes space at a location in Newark, New Jersey (see Note 7, page 18) and uses other services. During 2024 and 2023, the Company paid NJIT for license fee legal expenses of $5,500.

8. Income taxes:

Deferred income taxes are provided for temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. The principal temporary differences arise from federal and state net operating loss carryforwards (NOL), accruals that are not deductible until paid, reserves for doubtful accounts, and different methods of depreciation for financial statement purposes versus tax purposes, and research and development expenses that must be amortized for federal tax purposes beginning in 2022.

8. Income taxes: (continued)

During 2024 and 2023, the Company's total research and development (R&D) expenses of $3,907,960 and $3,544,417, respectively, were capitalized and will be amortized over five (5) years for federal tax purposes. The Company has recorded a valuation allowance to reduce net deferred tax assets to the amount expected to be realized.

As of December 31, 2024, the components of the deferred tax assets are as follows:

	Federal	State	Total
Deferred tax assets from NOL	$ 8,856,000	$ 1,232,000	$10,088,000
Deferred tax assets from stock option plan	634,000	272,000	906,000
Deferred tax assets from shareholder loan interest	520,000	223,000	743,000
Deferred tax asset (liability) from depreciation	(15,000)	7,000	(8,000)
Deferred tax asset from R&D amortization	258,000	0	258,000
Less: valuation allowance	(10,253,000)	(1,734,000)	(11,987,000)
Net deferred tax asset	$ 0	$ 0	$ 0

As of December 31, 2023, the components of the deferred tax assets are as follows:

	Federal	State	Total
Deferred tax assets from NOL	$ 8,111,000	$ 670,000	$ 8,781,000
Deferred tax assets from stock option plan	528,000	226,000	754,000
Deferred tax assets from shareholder loan interest	411,000	176,000	587,000
Deferred tax asset (liability) from depreciation	(6,000)	8,000	2,000
Deferred tax asset from R&D amortization	515,000	0	515,000
Less: valuation allowance	(9,559,000)	(1,080,000)	(10,639,000)
Net deferred tax asset	$ 0	$ 0	$ 0

Based on management's assumptions, the valuation allowance is consistent with prior periods and is reserved at 100% of the net deferred tax benefits as of December 31 2024 and 2023. The valuation allowance for the deferred tax assets at December 31, 2024 and 2023 amounts to $11,987,000 and $10,639,000, respectively. The net change in the valuation allowance during the year ended December 31, 2024 and 2023 were $(1,348,000) and $(967,000), respectively.

8. Income taxes: (continued)

The provision for income taxes for the years ended December 31, 2024 and 2023 consists of the following components:

	2024	2023
Provision for income taxes:		
Current:		
Federal	$ 0	$ 0
State	2,000	2,000
State (over) under accruals	0	0
Deferred net of allowance:		
Federal	0	0
State	0	0
Total provision for income taxes:	$ 2,000	$ 2,000

The provision for income taxes differs from taxes at statutory rates primarily due to the valuation allowance of net deferred tax benefits. For the years ended December 2024 and 2023, the Company's federal deferred tax provision for temporary differences uses the enacted tax rates of 21% federal and 9% for New Jersey.

The net operating loss (NOL) available to offset future taxable income is approximately $42,169,000 for federal purposes and $13,686,000 for state purposes and expires as follows:

	Federal	State
2033	$ 42,000	$ 0
2034	1,422,000	0
2035	5,301,000	0
2036	4,756,000	0
2037	5,726,000	0
2038	0	0
2039	0	0
2040	0	0
2041	0	0
2042	0	2,207,000
2043	0	6,022,000
2044	0	5,457,000

8. Income taxes: (continued)

	Federal	State
No expiration (2018 NOL)	6,143,000	0
No expiration (2019 NOL)	6,297,000	0
No expiration (2020 NOL)	1,017,000	0
No expiration (2021 NOL)	3,039,000	0
No expiration (2023 NOL)	1,985,000	0
No expiration (2023 NOL)	3,277,000	0
No expiration (2024 NOL)	3,164,000	0
	$42,169,000	$13,686,000

Under a joint program of the New Jersey Economic Development Authority and the State of New Jersey, a corporation that meets certain criteria may qualify to sell its unused New Jersey net operating loss carryforwards and research and development tax credits. The gross proceeds of such sales were recorded as other income in the tax year in which the net operating loss and tax credits were sold. For the years ended December 31, 2024 and 2023, the gross proceeds from the sale of the 2022 state net operating loss of $2,030,467 and the 2021 state net operating loss (NOL) of $3,041,110 amounted to $182,742 and $273,700, respectively. The Company received, after fees, net proceeds of $165,838 and $254,5451, respectively. As a result, the state net operating loss amounts are no longer available to be applied in future years. Subsequent to December 31, 2024, the Company received $670,251, net of fees, from the sale of both of its 2022 additional state NOL (for amended 2022 tax return)of $2,206,808 and 2023 state NOL of $6,022,178.

9. Related party transactions:

Notes receivable:

As of January 1, 2023, the Company had outstanding notes receivable due from Pipeline Biotechnology Holdings, Inc. of $78,000. An officer of the Company is also an officer of Pipeline Biotechnology Holdings, Inc. This amount bears interest of 5.00% with principal maturities due through December 31, 2016 and due on demand thereafter. The notes are secured by the assets of Pipeline Biotechnology Holdings, Inc. Pipeline Biotechnology Holdings, Inc. is dormant. During 2023, these notes receivable were written-off by the Company in the amount of $78,000, including reserves.

Affiliate notes payable:

The Company has an agreement with Citrate Innovations, LLC (CI), an affiliated entity by common ownership. The Company entered into promissory note agreements on May 7, 2019 for $500,000 and on September 11, 2019 for $200,000. The terms of the agreements have been amended and the two notes currently carry an 8% interest charge with a maturity date of March 31, 2025.

9. Related party transactions: (continued)

Affiliate notes payable: (continued)

As of December 31, 2024 and 2023, the interest payable to its affiliate is $352,734 and $296,581, respectively.

The interest expense from the affiliate notes payable during the years ended December 31, 2024 and 2023 was $56,153 and $62,000, respectively.

Affiliate sub-license agreement:

As of April 30, 2020, the Company has a restated collaborative agreement with New Generation Devices, Inc. (NGD) to earn potential license fees and royalties on product development utilizing the same materials for the purpose of selling and manufacturing in the field specific to veterinary orthopedic application. Effective January 1, 2020, a 5% royalty applies to annual product sales manufactured by NGD from materials supplied by the Company. In order to complete a three-year product development plan, on February 27, 2020, the Company received prepaid royalty payment of $100,000 and also received a license fee payment of $50,000 as per the agreement. By letter of assignment executed September 25, 2020 with the Company, the agreement was assigned by NGD to Citrate Innovations, LLC. During 2023, NGD was sold to a third-party and as a result, a license fee of $200,000 was received by the Company. As of December 31, 2024 and 2023, the balances of royalty advances received were $100,000.

Shareholder notes payable:

Demand promissory notes:

The Company authorized the periodic issuance of promissory notes due on demand to shareholders for the purpose of providing financing for the Company's business operations.

During 2023, the Company issued additional promissory notes totaling $1,350,000, subject to an interest rate of 8%. During 2023, the Company also paid and retired $500,000 of promissory notes and the related interest. On March 31, 2023, demand notes totaling $3,105,000 were converted to convertible debt, and an agreement was put in place at time of conversion to pay the related earned interest. As of December 31, 2023, the promissory notes outstanding were $5,590,000 with maturity dates amended to December 31, 2024. As of December 31, 2023, $1,100,000 of the outstanding promissory notes are subject to a 10% interest rate, and the remaining balance subject to an 8% interest rate.

During 2024, the Company issued additional promissory notes totaling $625,000, subject to an interest rate of 8%. On November 15, 2024, the principal amount of demand promissory notes totaling $1,995,000 was converted into 277,084 shares of Series A preferred stock of the Company.

9. Related party transactions: (continued)

Shareholder notes payable: (continued)

Demand promissory notes: (continued)

The note conversion agreements provide that the interest on these converted promissory notes stopped accruing interest effective November 15, 2024 which as of December 31, 2024 the accrued interest payable on the converted promissory notes totals $475,476.

The holders of the promissory notes were also required to execute as of November 15, 2024 stock purchase agreements, voting agreements and investors' rights agreements related to the Series A preferred stock. The stock purchase agreement provide that the Company agrees to sell and issue to the purchaser of Series A preferred stock $0.01 par value per share at a purchase price of $7.20 per share.

It was also agreed in the stock purchase agreement that the Company shall issue GenHenn Capital Venture Fund a warrant to purchase up to 103,228 shares of Series A preferred stock at the exercise price of $0.01 per share.

During 2024, the Company also issued secured promissory notes totaling $620,000, subject to an interest note of 8%. Subsequently, in January 2025, principal of $300,000 was paid and the secured promissory notes were amended to be unsecured promissory notes for the remaining principal with interest to continue accruing.

The interest and fee expense from the demand notes during the years ended December 31, 2024 and 2023 amounted to $518,996 and $574,121, respectively. As of December 31, 2024 and 2023, the interest payable on shareholders notes payable is $2,433,012 and $1,617,435, respectively.

10. Common stock:

The Company initially authorized 10,000,000 shares of common stock and has issued 4,030,951 shares of common stock to date, with no activity during years 2024 or 2023. The average price paid per share outstanding is $6.88. The Company's common stock has a par value of $0.01 and the last sale price was $12 per share. As of the date of this report, there were no cancellation events.

In November 2023, the Company amended and restated their certificate of incorporation. The Company increased the authorized capital to 15,000,000 shares of capital stock, which includes 11,914,056 of common stock, par value $.01 per share and 3,085,944 are shares of series A Preferred stock, par value $.01 per share.

11. Preferred stock:

On January 11, 2023, the Board approved the retention of a placement agent in connection with a proposed private placement offering from investors of up to a maximum of $20 million.

On December 1, 2023, the Company sold $2,500,000 of Series A preferred stock or 347,222 shares to a New Jersey based family wealth office.

This closing triggered the conversion of existing convertible debt and related interest, as per existing convertible note purchase agreements. Total debt principal of $9,500,000 and interest of $960,435 was exchanged at the note purchase agreement dictated 20% discount for $1,816,049 shares.

During 2024, The Company sold $2,225,000 of Series A preferred stock or 309,027 shares. An additional $1,995,000 of Series A preferred stock or 277,084 shares were also issued as part of a debt conversion as noted in Note 9.

The holders of the preferred stock are entitled to certain preferences regarding distributions, conversion to common stock, or in the event of liquidation.

12. Stock option and restricted stock plan:

Under the terms of the Company's Stock Plan, dated May 22, 2015, and amended as January 8, 2021, the Company was authorized to grant options and grant stock under the 2015 stock option and 2015 restricted stock plan (RSU) to acquire or award up to 800,000 shares of its common stock.

Stock options granted under the 2015 Stock Plan may issue either a non-qualified stock option (NQSO) or an incentive stock option (ISO) and terminate no more than ten (10) years after grant and vest over periods set by the Company's board of directors. Typically, options granted to new employees or consultants vest over a five (5) year period, vesting with respect to 20% of the shares when the employee completes twelve (12) months of continuous service as an employee of the Company. Options granted to continuing consultants typically also vest over a five (5) year period, vesting when the consultant completes each month of continuous service over a time period and the remaining vesting percentages are based on reaching performances measures. The Plan assumes these performance goals applicable to the consultants will be achieved and the outcomes are probable. The award vests when these goals are met and substantially complete.

Under the provision of the Plans, the exercise price of each option is determined by the Company's board of directors or by a committee appointed by the board of directors. A summary of the status of stock options (nonqualified stock options (NQSO)) issued pursuant to the Plans are as follows:

12. Stock option and restricted stock plan: (continued)

	Number of shares	Weighted average exercise price	Weighted average contractual life (in years)	aggregate intrinsic value
Outstanding at January 1, 2023	675,500	$ 7.68	5.46	$2,884,379
Granted	107,500	$ 12.00		
Forfeited	0			
Exercised	0			
Outstanding at December 31, 2023	783,000	$ 8.28	5.22	$3,443,954
Granted	127,500	$ 7.20		
Forfeited	0			
Exercised	0			
Outstanding at December 31, 2024	910,500	$ 8.13	5.03	$3,927,207
Vested and exercisable at:				
December 31, 2024	705,734	$ 7.69	3.82	$2,886,392
December 31, 2023	616,967	$ 7.29	4.12	$2,383,730

The vested values are recorded as of December 31, and these shares are exercisable at January 1.

The weighted average grant date fair value per unit during the year ended December 31, 2024 and 2023 were $3.79 and $4.40, respectively.

The Company has determined the fair value of the Company's common stock based on the market approach and income approach. To support the valuations, the Company utilized public guideline companies, management cash flow projections and other assumptions to derive the enterprise value. The Company then derived the estimated fair value of each class of stock, taking into consideration the rights and preferences of each instrument based on an option pricing method.

12. Stock option and restricted stock plan: (continued)

The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table and the fair value of the Company's common stock. Expected volatilities are based on historical volatility of an appropriate industry sector index and other factors. The expected term of options is computed for each tranche, taking into account the vesting period, employee termination pattern, and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

For the grant dates during the years ended December 31, 2024 and 2023, the following represents the values from those assumptions:

Expected term in years are ten (10) years for each grant date value.

Expected dividend yield percentage (%) has been 0% for each grant date value.

	Fair value price Per stock option U.S. $	Expected Volatility %	Risk free interest rate %
2024	$3.79	56.9	4.0
2023	$4.63 - $5.70	49.6 - 52.8	3.4 - 3.8
2022	$5.42 - $6.91	46.6	1.6 - 3.0
2021	$7.83 - $8.54	55.8 - 65.4	0.9 - 1.6
2020	$5.32 - $5.55	59.6 - 63.4	0.6 - 0.7
2019	$3.83 - $4.16	32.9 - 40.0	1.8 - 2.7
2018	$3.38 - $3.81	27.8 - 31.6	2.5 - 3.0
2017	none awarded	N/A	N/A
2016	$2.55 - $7.07	38.1 - 47.3	1.5 - 2.6
2015	$2.55 - $2.58	37.8 - 38.5	2.2 - 2.2

As of December 31, 2024 and 2023, $1,040,815 and $1,060,224 of unrecognized compensation from stock-based compensation expense for stock options granted will be recognized over 5.03 and 5.22 years, respectively. For the years ended December 31, 2024 and 2023, the fair values of vested NQSOs amounts to $2,886,392 and $2,383,730 and is included in the accompanying statement of changes in stockholders' equity (deficit) as a component of additional paid-in capital.

For the years ended December 31, 2024 and 2023, there was no RSU activity and the balances were fully vested.

12. Stock option and restricted stock plan: (continued)

As of December 31, 2024 and 2023, the cumulative compensation cost amounts to $65,200 related to RSU's. The weighted average grant date fair values of RSU's were $4.02 to $5.00 based on the present value of the exercise price.

Stock based compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the substantive vesting period. The Company includes employees and non-employee consultants in the awards granted and both groups share the same fair value model. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment. The Company's stock compensation costs primarily relate to awards of stock options (NQSO's) and restricted stock units (RSU's).

No restricted stock shares were issued or forfeited during 2024 and 2023 and 15,000 restricted stock shares were issued and fully vested as of December 31, 2024 and 2023. Outstanding non-qualified stock options were 910,500 and 783,000 as of December 31, 2024 and 2023, respectively. The available shares for future grants as of December 31, 2024 and 2023 are 22,429 and 25,429 shares, respectively. For the years ended December 31, 2024 and 2023, there were no shares exercised. The compensation expense for stock-based employee compensation awards included on the accompanying statement of operations, net of forfeitures were $419,376 and $345,427, and for non-employee consulting services were $83,284 and $77,219 respectively. The change in the deferred income tax asset from the stock option plan amounted to $152,000and $127,000 as of December 31, 2024 and 2023, respectively. The deferred tax asset has a valuation allowance of 100% as of December 31, 2024 and 2023.

13. Notes payable – convertible debt:

The Board approved the issue and sale of convertible promissory notes under a convertible debt agreement of up to $10,000,000, carrying an interest rate of 8% and with a maturity date of May 10, 2024. During 2021, the Company entered into an agreement with an agent for the purpose of obtaining debt financing and initial sales of notes began in 2021. The financing fee ranged from 6% to 8% of the gross proceeds, and the agreement called for warrants to purchase a certain percentage of shares of the Company's stock once the debt financing was converted to equity in the future. In lieu of waiting for the conversion event to occur, the Company offered and executed warrant agreements using certain assumptions for the purposes of closing the future obligation. The common stock shares offered under warrant for the aggregate convertible debt raised were 3,893 shares in 2023 at a per share price of $13.36. The Company used the warrant grant date value to estimate the fair value of the warrants using the Black-Scholes option pricing model as described in Note 12.

13. Notes payable – convertible debt: (continued)

The stock based compensation cost was recognized as expense during the year of grant and is included in the statement of operations in the operating expense for general and administration expense for non-employee consulting services.

The convertible debt agreement is subordinated to senior debt (see Note 9) and is unsecured. The terms of the agreement include payment of principal plus interest at maturity date or mandatory conversion of principal and interest, at a defined conversion price, to equity instruments if certain equity funding events occur prior to maturity date. In addition, optional conversion to equity can occur by vote of a requisite number of note holders. If a Company change in control event occurs prior to conversion or maturity date, the note holders have the option of conversion, or to receive principal and interest, plus a defined factor applied to principal. Interest on the outstanding principal accrues annually at a simple rate of 8% per year with a maturity date of May 10, 2024. The terms also include pre-money valuation ceilings, based on the date of the convertible debt closing, to protect the note holder from high Company valuations at a convertible event. The conversion price is defined based on the event that triggers mandatory or optional conversion features. For optional or mandatory conversion triggered by the Company closing on a private equity raise, the conversion price is the lesser of 80% of (i) the per share purchase price of the equity securities issued as applicable or (ii) the quotient resulting from dividing the applicable pre-money valuation ceiling by the fully diluted capitalization immediately prior to the closing. For optional conversion triggered by a Company change in control or at the maturity date, the conversion price is the quotient resulting from dividing the applicable pre-money valuation ceiling by the fully diluted capitalization.

During 2023, the Company issued convertible promissory notes totaling $2,350,000 to accredited investors and shareholder demand notes totaling $3,105,000 were converted to convertible promissory notes. The December 1, 2023 preferred stock sale triggered the mandatory conversion of the entire outstanding convertible notes balance of $9,500,000 and related interest (see Note 11). The interest expense from the convertible promissory notes during the year ended December 31, 2023 amounted to $560,406 and the entire interest payable of $960,435 at December 1, 2023 was converted to preferred stock.

14. Pension plan:

The Company maintains a contributory 401(k) retirement plan. This plan, which covers substantially all employees, allows employees to defer and deposit a percentage of their compensation into the plan. Contributions to the Plan by the Company are at the discretion of management. There were no Company contributions during the years ended December 31, 2024 and 2023.

15. Concentrations:

During the years ended December 31, 2024 and 2023, revenue, accounts receivable, and the Company's inventory held for sale is for one customer under a distribution agreement. The accounts receivable at December 31, 2024 in the amount of $455,125 was collected in full during 2025.

16. Revenue from sales, fees and milestone payments received:

The Company recognizes product revenue when control over the finished goods transfers to its customers, which generally occurs upon shipment to, or receipt at, customers' locations, as determined by the specific terms of the contract.

In the normal course of business, the Company does not accept product returns unless the item is defective as manufactured.

In December 2018, the Company entered into a distribution agreement with a third party to supply the first product with a FDA 510(k) clearance to market. For the years ended December 31, 2024 and 2023, the Company received $0 and $0, respectively, in revenue from this third party after achieving certain milestones called for under the agreement.

The Company has a collaborative agreement with an affiliate and during 2023 received $200,000 in license fees (see Note 9).

16. Revenue from sales, fees and milestone payments received: (continued)

During the years ended December 31, 2024 and 2023, the following is a disaggregation of revenues:

	2024	2023
Sales of product	$5,280,992	$5,601,807
Milestone payment received	$ 0	$ 0
License fee	0	0
Total revenues from fees and milestone payments	$	$ 0
Total revenues	$5,280,992	$5,601,807

The Company believes that this method provides a good faith depiction of the transfers of goods and services over the term of performance obligations based on the inputs needed to satisfy the obligations.

For the years ended December 31, 2024 and 2023, the Company recognized revenues of $5,280,992 and $5,601,807, respectively, from goods and services that transfer to the customer at a point in time.

17. Subsequent events:

The Company sold 138,889 shares of Series A preferred stock for $1,000,000 in January 2025 and 41,667 shares of Series A preferred stock for $300,000 in February 2025 to new and existing shareholders.

18. Uncertainty:

As shown in the accompanying financial statements, the Company incurred net losses of $6,463,355 and $6,662,678 for the years ended December 31, 2024 and 2023 and has accumulated deficits of $(54,497,145) and $(48,033,790), respectively. The Company has been financed through multiple rounds of common stock investment, preferred Series A stock investment, distribution partner milestone payments, accredited investor shareholder loans and convertible debt loans from third-party accredited investors. Those factors and the current financial position create uncertainty about the Company's ability to continue as a going concern.

18. Uncertainty: (continued)

Management understands that the current financial condition creates uncertainty and the Company has evaluated these conditions and considers the following as mitigating factors:

The Company has successfully navigated the regulatory challenges for a new synthetic biomaterial with the U.S. Food and Drug Administration ("FDA"). The Company has received FDA 510(k) clearances to market five product systems in October 2020, February 2021(2), September 2023 and November 2024. Two of the cleared product systems are sold through a third-party distribution agreement, one product system was launched directly to the market by the Company in June 2023 and the fourth and fifth cleared product systems will be launched by the Company in mid and late 2025, respectively. A sixth product system is under study with the 510(k) expected to be submitted in September 2025, clearance projected in quarter one 2026 and launch projected in quarter two 2026. Four of the cleared product systems are sold in the large soft tissue fixation markets for Foot & Ankle and Sports Medicine procedures and the November 2024 cleared product is an orthobiologics product that can be sold across a wide spectrum of the musculoskeletal markets.

In December 2018, the Company entered into a distribution agreement with a third-party Fortune 300 medical technology company to supply up to four product systems for the Foot & Ankle market. After successfully sustaining quality audits and receiving the first 510(k) clearance, in November 2020, a $4,000,000 milestone payment was received to finance production. In addition, after the second product received FDA 510(k) clearance and the Company successfully sustained quality audits, $1,000,000 milestone payments were received in April 2021 and May 2023, respectively. The third party has the largest Foot & Ankle sales force in the United States, has launched two of the Company's product systems in Q3 2021 and Q4 2023. In September 2023, the third party exercised their option to extend the distribution agreement through calendar 2027 and estimated to have doubled their sales in 2024 for the two product systems currently sold. The third party has forecasted to grow sales 40% in 2025 for the two existing product systems and expressed interest in a third product system in development. To date, the third party has invested over $24,000,000 in milestone payments and inventory purchases for the Company's product systems.

18. Uncertainty: (continued)

The Company is embarking on a direct sales effort (sell to end customers versus to a third party distributor) and is currently recruiting commission-based independent sales agents to sell FDA cleared Sports Medicine and Orthobiologics products. The Company expects at least ten sales agent organizations to be under contract by July 2025 and projects over $1,000,000 in 2025 higher-margin sales to hospitals and surgery centers.

Based on the supply plan received from their distribution partner, internal forecasts inventory on hand, and 2025 production, the Company expects to have 2025 product revenues in the $7,000,000 to $9,000,000 range.

There have been no product liability claims or returns as of the date of this report. The Company is currently completing a 510(k) study for a new 3D-printed product which has the potential to have differentiated and clinical problem solving solutions in large markets. Clinicians from thought leading orthopedic institutions have expressed an interest in using this product. This unique patent-protected product solves well documented clinical issues and is expected to assist the Company's financing efforts and distribution partner relationships.

Historically, management of the Company has raised enough equity funds to reach the next significant projected milestone. This milestone approach creates Company value and further minimizes the risk of commercializing new technology. The Company is currently working, with multiple bankers, to complete the subscription of their Series A preferred stock round with a focus on family offices and accredited and institutional investors. Based on the current cash usage rate and management's financing strategy, the equity funding method is still in place.

Management has evaluated these conditions and determined that the current activity of generating revenue and raising additional monies from shareholders and investors is expected to be sufficient to finance Company activities through 2025. Based on the aforementioned, it is the opinion of management that these factors mitigate the uncertainty described above.

Savastano, Kaufman & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders of
Acuitive Technologies, Inc.

We have audited the basic financial statements of Acuitive Technologies, Inc. as of and for the years ended December 31, 2024 and 2023 and our report thereon dated June 5, 2025, which expressed an unmodified opinion on those basic financial statements appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in the schedules on pages 36 to 37 is presented for purpose of additional analysis is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information has not been subjected to auditing procedures applied in the audit of the basic financial statements, but has been compiled from information that is the representation of management. We have not audited or reviewed the supplementary information, and accordingly, we do not express an opinion or provide any assurance on such supplementary information.

Savastano Kaufman & Company, LLC

Fair Lawn, New Jersey
June 5, 2025

21-00 ROUTE 208 SOUTH – SUITE 120 • FAIR LAWN, NEW JERSEY 07410 • (201) 796-7300 • FAX (201) 796-7301

ACUITIVE TECHNOLOGIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(UNAUDITED – SEE INDEPENDENT ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION)

SCHEDULE 1

	2024	2023
Research and development expenses:		
Salaries and variable compensation	$1,910,009	$1,827,746
Compensation expense from stock options	345,963	276,949
Contracted service expense from stock options	53,258	48,316
Fringe benefits	421,712	438,512
Personnel, education and reference materials	60,130	33,355
Contracted services and professional fees	148,439	176,264
Legal and patent fees	299,352	352,091
Design, research and prototype expense	1,095,543	871,059
Facilities and equipment expense	2,943	40,286
Office and communications expense	63,824	86,131
Travel and meetings expense	19,497	18,370
Meals and entertainment expense	5,510	1,926
License and royalty	225,172	114,240
Outside processing and services testing	671,220	587,174
Process development and validation expense	189,284	452,263
Depreciation and amortization expense	58,073	63,851
Total research and development expenses	$5,569,929	$5,388,533

SCHEDULE 2

	2024	2023
Market and business development expenses:		
Salaries	$ 275,540	$ 200,016
Fringe benefits	66,947	48,644
Personnel, education and reference materials	33,488	16,368
Contracted services and professional fees	1,400	1,867
Legal fees	4,175	10,730
Depreciation	3,488	3,582
Office and communications expense	3,812	1,950
Travel and meetings expense	26,818	9,053
Meals and entertainment expense	7,829	5,728
Sample and supplies expense	17,107	333
Total market and business development expenses	$ 440,604	$ 298,271

ACUITIVE TECHNOLOGIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(UNAUDITED – SEE INDEPENDENT ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION)

SCHEDULE 3

	2024	2023
General and administrative expenses:		
Salaries	$ 271,335	$ 293,492
Contracted service expense from stock options and warrants	0	23,497
Fringe benefits	59,330	57,888
Personnel, education and reference materials	9,978	5,188
Contracted services and professional fees	192,360	233,210
Legal and patent fees	10,738	20,141
Insurance expense	162,477	163,782
Facilities and equipment expense	504,346	539,247
Office and communications expense	95,195	79,262
Compensation expense from stock options	2,274	0
Depreciation and amortization	13,731	12,886
Total general and administrative expenses	$1,321,764	$1,428,593

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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24 DAYS LEFT

Invest in Acuitive

Raising $5M to scale cutting-edge orthopedic technology from 8,000 to 80,000+ patients

Acuitive's Citregen® aims to reshape orthopedic surgery with an FDA-cleared family of devices that promote tissue regeneration by increasing cell energy. Trusted by Stryker Corporation, with 8,000+ successful implants, we're scaling to launch 6 more FDA-cleared products in a $10B+ market. With multiple launches planned for 2025-2026, we believe we're poised for growth.*

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ACUITIVE
TECHNOLOGIES
8,000 surgeries
Zero Clinical Failures
Next Generation
Technology

$268,300.08 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$7.20 Per Share

RAISED	INVESTORS
$268,300.08	60
MIN INVEST	**VALUATION**
$496.80	$60.82M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? See here

REASONS TO INVEST

- 5 FDA product clearances secured, with more products planned to launch in 2025-2026 through an additional direct sales channel to increase margins.*
- Citregen can address the high failure rate in rotator cuff surgeries, which is reported at up to 70% in 2 years, addressing a market that is growing at ~10% annually.
- Low risk technology with $47 million invested by founders, family office, accredited investors and medical device veterans.

*These statements reflect management's current expectations and are forward-looking in nature. Actual results may differ materially due to a variety of risks and uncertainties. There is no guarantee that the company will achieve these goals or projections.

TEAM



Mike McCarthy • Co-Founder, Chairman of the Board of Directors & CEO

Co-founder of multiple orthopedic device companies with successful exits; over two decades in medtech innovation.

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Dave Washburn • Co-Founder, Member of the Board of Directors, Chief Operating Officer and Chief Financial Officer

Has built the operations, manufacturing and financial functions as co-founder in multiple companies over the past thirty years bringing new material and product concepts addressing real clinical needs in the orthopedic marketplace.

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Jim Malayter • Co-Founder & Member of the Board of Directors

Seasoned marketing, sales and technology executive that has helped with introducing breakthrough technologies solving clinical issues in orthopedics.

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Vince Forlenza • Member of the Board of Directors

Former CEO of Becton Dickinson, brings executive and board governance experience.

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Gary Fischetti • Member of the Board of Directors

Previously Group Chairman at Johnson & Johnson, with strong orthopedic sector insights.

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Bill Hagaman • Member of the Board of Directors

COO at GenHenn Capital and financial strategist for high-growth companies.

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THE PITCH

Acuitive Technologies is transforming orthopedic surgery with Citregen, a biomaterial that works with your body to regenerate tissue. Already trusted by Stryker with 8,000+ devices implanted to date, Citregen® is an FDA-cleared family of synthetic devices that has been shown to promote tissue regeneration by increasing cell energy. Unlike traditional implants that may cause chronic inflammation and scar tissue formation, Citregen mitigates these issues by releasing citrate, a natural energy source for cells, enabling natural tissue healing.

With 6 FDA-cleared products planned for launch in 2025-2026, we are scaling quickly to meet the growing demand in a $10B+ orthopedic biomaterials market. Supported by industry giants like Stryker, Mayo Clinic, and Hospital for Special Surgery, we believe we're poised for continued sales growth through Stryker and Acuitive Technologies` direct distribution channel, expanding from 8,000 to 80,000+ patients. Our mission is clear: to reshape the future of orthopedic medicine by providing solutions that truly regenerate tissue and improve patient outcomes.

PROBLEM

Your Body Fights Traditional Implants

Every year, millions of Americans undergo orthopedic surgeries for torn ACLs, rotator cuffs, and other orthopedic injuries. But here's what surgeons don't always tell you: these repairs fail at unacceptable rates.



Rotator Cuff Surgeries Re-Tears
have up to 70% re-tear rates within two years
Up to 70%
ACL Reconstructions Failures
20-30% failure rates
Up to 30%

Why do these repairs fail?

- Permanent implants (like metals and plastics) are foreign objects in your body. They are susceptible to infection, hinder natural healing, and are often left in place permanently.
- Biodegradable implants dissolve over time, but the materials used (like lactic acid) can cause chronic inflammation instead of encouraging healthy tissue growth. This can lead to scar tissue or bone lesions instead of functional tissue, weakening the repair and leading to re-injury.

For decades, orthopedic companies have been trying to produce a bioactive implant to improve patient outcomes and mitigate problems occurring with first generation biodegradables, such as **increased pain, higher re-surgery rates, and deficient outcomes.**



FOR 30 YEARS, THE ORTHOPEDIC INDUSTRY HAS BEEN STUCK WITH THESE SAME PROBLEMATIC MATERIALS.

SOLUTION


CITREGEN WORKS WITH YOUR BODY, NOT AGAINST IT

We believe Citregen represents a fundamental breakthrough in orthopedic materials in decades. Instead of causing chronic inflammation, our patented citrate-based polymer helps your body heal itself. Here's how:


PREVENTS SCAR FORMATION
By eliminating inflammatory responses, tissues heal properly without weak scar tissue
RELEASES CITRATE NATURALLY
As CITREGEN slowly dissolves, it releases citrate, the same molecule your cells use for energy production
BOOSTS CELLULAR POWER
Local cells absorb this citrate, supercharging their ability to regenerate complex tissues
COMPLETELY RESORBS
Unlike permanent implants, CITREGEN safely dissolves after doing its job, leaving only healthy tissue behind

In our Citrebridge™ Rotator Cuff pre-clinical studies, we've shown regeneration of the enthesis, which is the transitional tissue between tendon and bone that mitigates re-tearing. This isn't an incremental improvement; it's a paradigm shift in how we approach multi-tissue repair.

SOLUTION

Since launching our first Citregen products in Q4 2021, we've achieved significant commercial traction that proves both effectiveness and safety:


8,000+ DEVICES
Implanted through our Stryker Corporation partnership
In revenue in 2024, primarily through Stryker distribution
$5.3 MILLION
5 FDA CLEARANCES
Secured, with our latest Citregraft approval in Q4 2024
Reported through 8,000+ implants since 2021
ZERO ADVERSE TISSUE REACTIONS

Strategic Partnerships Accelerating Growth

We're not doing this alone. Our traction includes partnerships that validate our technology and accelerate market penetration:


Stryker Corporation
Exclusive distribution for foot & ankle products since 2021
Mayo Clinic
Committed to CITREGEN research and clinical use
Hospital for Special Surgery
Committed to CITREGEN research and clinical use
10 independent distributors already contracted for direct sales launch

Roadmap


September 2025
First direct sales begin with higher margins
Q1 2026
Citrebridge ™ FDA clearance expected
Q3 2026
Next-generation screw-in devices launch, doubling addressable market

These statements reflect management's current expectations and are forward-looking in nature. Actual results may differ materially due to a variety of risks and uncertainties. There is no guarantee that the company will achieve these goals or projections.

MARKET

The orthopedic biomaterials market is growing 10-15% annually.

In the US alone, we're looking at a $10.9 billion total addressable market across spine ($3.8B), trauma ($3.3B), sports medicine ($2.3B), and orthobiologics ($1.5B).


TOTAL ADRESSABLE MARKET
$10.9B
The orthopedic biomaterials market is growing 10-15% annually.
ORTHOBIOLOGICS
$1.5B
13.7%
SPORTS MEDICINE
$2.3B
21.1%
SPINE
$3.8B
34.9%
TRAUMA
$3.3B
30.3%

Every day, 10,000 Americans turn 65. By 2030, one in five Americans will be at retirement age. But today's seniors aren't sitting in rocking chairs - they're playing tennis, hiking, and staying active longer than ever. When they tear a rotator cuff or need joint repair, they demand solutions that work for an active lifestyle. The standard industry materials aren't solving the problems for natural tissue regeneration. Citregen is the answer!

The Market is Demanding Better - And Paying Premium Prices

The orthopedic industry recognizes that current materials are not meeting the needs for all patients. Just look at the 2022 Orthoworld Industry Report, which called regenerative solutions the Holy Grail for sports medicine. This isn't wishful thinking - it's acknowledgment that whoever cracks the code on tissue regeneration will capture massive market share.

- We believe we're positioned to lead this shift. Citregen addresses the highest-volume, highest-failure procedures:
  - Rotator Cuff Repairs: 460,000+ annually in the US, growing 7% yearly
  - ACL Reconstructions: 200,000+ annually, predominantly in active young adults
  - Foot & Ankle Procedures: Our entry market through Stryker, has already been proven with 8,000+ implants and building.
  - Spinal Fusions: Emerging $3.8B market opportunity for our Citrebind technology

Surgeons and hospitals are willing to pay premium prices for technologies that reduce revision surgeries. Each failed rotator cuff means another $30,000+ procedure. By dramatically reducing failure rates, Citregen saves the healthcare system money while delivering better patient outcomes - a true win-win that drives adoption.

COMPETITIVE LANDSCAPE

Big Orthopedics has been selling the same technology since the 1990s. Same materials. Same problems. Same failures. Companies keep pushing implants that cause chronic inflammation and scar tissue formation because they've invested billions in old technology.

While competitors' materials are inert or inflammatory, Citregen actively participates in the natural healing of the body.



TRADITIONAL BIODEGRADABLES
Inflammatory Response
Scar Tissue
Re-Injury
CITREGEN
Citrate Release
Cellular Energy
Natural Regeneration

Our Advantages

- First (and only) citrate-based material with FDA clearance
- 8,000 real surgeries proving it works
- Patent protection secured
- Leading medical device company, Stryker, is already distributing because they know we've got something special
- Big companies can't pivot because they're financially married to their old tech

The orthopedic incumbents are hoping incremental improvements will somehow fix a fundamental problem. Meanwhile, we're already in the market with the actual solution.

HOW WE MAKE MONEY

Citregen is a platform technology that generates revenue through two main channels:

1. Strategic Partner Distribution (>90%of Current Revenue)

- Stryker Corporation distributes our foot & ankle products.
- We sell Stryker at wholesale prices, and they handle sales, marketing, and surgeon relationships.
- This model offers rapid market penetration with minimal sales costs but lower margins (25-30%).

2. Direct Sales (anticipated to become 70% of sales)

- Launching in 2025, we'll sell directly to hospitals and surgery centers for higher margins (60-70%).
- We have 10 distributors contracted and are expanding to 20 by the end of 2025.

Revenue Streams

We sell products for specific orthopedic procedures:

- Citrelock® ACL: $1,200 - $1,500 per procedure
- Citregraft™ Bone Substitute: $900-$2,200 per procedure
- Citrebridge Rotator Cuff (2026): $4,800 - $5,800 per procedure

USE OF FUNDS

We're raising $5 million to capitalize on our technology and established market presence.



Five 510(k) Clearances
$1.22M (24%)
Debt Repayment
$750,000 (15%)
Research Projects
$560,000 (11%)
Inventory Build
$1.65M (33%)
Direct Sales & Marketing
$300,000 (6%)
Working Capital
$520,000 (11%)
24%
33%
15%
11%
11%

Your Investment Powers Our Launch into Direct Sales and Next-Gen Products.

Invest in your future healthcare by funding innovative medical solutions today



ACUITIVE
TECHNOLOGIES
INVEST IN ACUITIVE TECHNOLOGIES TODAY

Investor Perks

20%-35% New Jersey EDA Tax Credit Every investor qualifies for a rebate through the New Jersey Economic Development Authority.

ABOUT

HEADQUARTERS
50 Commerce Drive
Allendale, NJ 07401

WEBSITE
View Site

Acuitive's Citregen® aims to reshape orthopedic surgery with an FDA-cleared family of devices that promote tissue regeneration by increasing cell energy. Trusted by Stryker Corporation, with 8,000+ successful implants, we're scaling to launch 6 more FDA-cleared products in a $10B+ market. With multiple launches planned for 2025-2026, we believe we're poised for growth.*

TERMS

Acuitive

Overview

PRICE PER SHARE
$7.20

VALUATION
$60.82M

DEADLINE
Dec. 30, 2025 at 7:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$496.80

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,996.80

SHARES OFFERED
Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED
2,777

MAX NUMBER OF SHARES OFFERED
694,444

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$6,136,823	$5,983,890
Cash & Cash Equivalents	$53,204	$470,784
Accounts Receivable	$457,143	$1,043,785
Short-Term Debt	$12,753,651	$10,475,552
Long-Term Debt	$319,713	$611,456
Revenue & Sales	$5,280,992	$5,601,807
Costs of Goods Sold	$3,926,011	$4,238,640
Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering. See Exhibit F for additional information.

Irrevocable Proxy and Power of Attorney. Each investor in this offering will constitute and appoint as the proxies of the party and grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 of the Voting Agreement (See exhibit F) and votes regarding any Sale of the Company pursuant to Section 3 of the Voting Agreement, and shall authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Voting Agreement, all of such party's Shares in favor of the increase of authorized shares described in Section 2 or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of the Voting Agreement or to take any action reasonably necessary to effect the Voting Agreement. The power of attorney granted thereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by the Voting Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof. Each party thereto shall revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than the Voting Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth therein.

Investment Incentives & Bonuses*

<u>Time-Based Perks:</u>

Early Bird 1: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird 2: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Acuitive Technologies will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $7.20 / share, you will receive 110 shares of Series A Preferred Stock , meaning you'll own 110 shares for $720. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

12.04.25

Meet Our Manufacturing Team: Zero Adverse Reaction


QUALITY YOU CAN TRUST:
8,000 DEVICES, ZERO REACTIONS
MEET THE TEAM ENSURING THE HIGHEST SAFETY AND QUALITY STANDARDS
Dave Washburn
Mike McCarthy
Jim Malayter

While our founders and board receive most of the attention, there's a team working every day to ensure that CITREGEN devices meet the highest standards, as evidenced by no reported adverse tissue reactions to date in over 8,000 implants

Our manufacturing facility is ISO 13485-2016 certified, the international quality standard for medical device manufacturers. This certification requires rigorous documentation, testing, and quality control at every stage of production.

Our production team includes:

- 15 production and quality control specialists
- 9 R&D and regulatory professionals
- Matt Poggie, Sr VP of Regulatory & Quality with 40 years of orthopedic experience
- Ken Yuen, Director of Manufacturing with 20 years of medical technology experience
- Mary Freeley, Director of Quality with 32 years of medical technology experience and an MS in Biotechnology

Every CITREGEN device undergoes validated manufacturing processes for solid materials, highly porous structures, and 3D-printed scaffolds. We don't cut corners. We can't. Patient safety depends on consistency.

The result is over 8,000 implant devices implanted since Q4 2021, with no reported adverse tissue reactions.

Our 28-person team (including interns) may be small compared to Big Orthopedics, but we're nimble, focused, and committed to bringing regenerative solutions to patients who need them.

INVEST IN ACUITIVE TECHNOLOGIES

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

11.29.25

Thank You to Our First 50 Investors


THANK YOU TO OUR
FIRST 50 INVESTORS
WE'RE SCALING TECHNOLOGY
THAT CHANGES LIVES

We've reached 50 investors in this round, and we wanted to take a moment to say thank you.

Your investment isn't just capital. We believe it's validation that what we're building matters. When you invest in Acuitive Technologies, you are supporting our efforts to develop materials aimed at improving patient outcomes.

We've been working to bring CITREGEN from concept to 8,000+ successful implants for the past decade. We've secured 5 FDA clearances. We've published peer-reviewed research. We've partnered with Stryker Corporation and earned commitments from Mayo Clinic and Hospital for Special Surgery.

Your support helps us in our efforts to scale this technology and potentially reach more patients

- It funds the direct sales channel we're building.
- It supports the FDA filing for CITREBRIDGE Rotator Cuff Scaffold.
- It accelerates our mission to make tissue regeneration the standard of care in orthopedics.

To our first 50 investors: you are supporting the development of innovative orthopedic surgery technology.

To those still considering: there's room for more people who believe patients deserve better implants than what's been available for the past 30 years.


I `M READY TO INVEST
ACUITIVE
TECHNOLOGIES

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.19.25

Tomorrow: Your Chance to Ask Mike & Dave Anything


FINAL
REMINDER:
JOIN ACUITIVE TECHNOLOGIES` LIVE
INVESTOR WEBINAR TOMORROW
20TH NOVEMBER, 5:00 PM ET
SAVE YOUR SPOT

Tomorrow at 5 PM ET, you'll have direct access to Mike McCarthy and Dave Washburn to discuss anything about Acuitive Technologies and CITREGEN, a thermoset polymer that releases citrate as it resorbs.

This isn't a polished pitch. It's a conversation.

You'll hear about the challenges we've overcome getting FDA clearances, what we've learned from 8,000+ implants already done, and why the Mayo Clinic and the Hospital for Special Surgery are committing to our technology.

You'll also learn about the practical details: how we're building our direct sales channel, why we're raising this round now, and what success looks like.

If you've been considering investing, this is your opportunity to make an informed decision. Bring your questions. We'll bring honest answers about where we are and where we're going.

Last chance to register: https://events.teams.microsoft.com/event/2f0ad001-5581-4fde-953e-8da5db17ef51@f0c55cab-ce19-4d90-acb1-bd5da9776837


ACUITIVE
TECHNOLOGIES
I WILL BE ATTENDING

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.16.25

Join Our Live Investment Q&A - November 20



JOIN OUR LIVE
INVESTOR
WEBINAR
HOW ACUITIVE TECHNOLOGIES IS TRANSFORMING ORTHOPEDIC SURGERY WITH CITREGEN™
20TH NOVEMBER, 5:00 PM ET

We're hosting a live Q&A on November 20th at 5 PM ET with our founders, Mike McCarthy (CEO) and Dave Washburn (CFO & COO). This is your chance to hear directly from the team behind CITREGEN and ask whatever questions you have about the technology, our market approach, or this investment round.

Mike and Dave have each spent 40 years in orthopedics. They've built and sold companies to Johnson & Johnson, Zimmer, and MAKO Surgical, so they understand what it takes to succeed in medical devices.

We'll cover how CITREGEN technology, a thermoset polymer that releases citrate as it resorbs, works and why it's different, our path from 8,000 to 80,000+ patients, our FDA clearances and product pipeline, and what these funds will support. No question is off limits. Whether you want to understand the science, the business model, or the competitive landscape, we'll answer it.

Register now to save your spot:

https://events.teams.microsoft.com/event/2f0ad001-5581-4fde-953e-8da5db17ef51@f0c55cab-ce19-4d90-acb1-bd5da9776837



I WILL BE ATTENDING
ACUITIVE
TECHNOLOGIES

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.11.25

Why We Left Big Orthopedics


30 YEARS IN
ORTHOPEDICS
FROM MANAGING SYMPTOMS TO REGENERATING TISSUE

Mike and Dave, founders of Acuitive Technologies, spent 30 years in orthopedics providing permanent medical device implant solutions with inert materials. They built successful companies, made exits, but couldn't shake one truth: the materials weren't solving the real problem.

With CITREGEN, they aim to provide bioactive solutions that may resorb away and potentially participate in tissue regeneration. This device represents years of research dedicated to seeking improved patient outcomes.

Our mission is to work towards reshaping the future of orthopedic medicine by developing solutions aimed at tissue regeneration and improved patient outcomes. After 8,000 implants, we believe it demonstrates effectiveness. Let's bring regenerative healing to every patient who needs it.


INVEST IN ACUITIVE TECHNOLOGIES
ACUITIVE
TECHNOLOGIES

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.06.25

The Science Behind 8,000 Success Stories


Published Research Proves Tissue Regeneration
26-WEEK STUDY SHOWS WHAT NO OTHER MATERIAL CAN DO

Our research has been published in the Bioactive Materials journal, validating what we've seen in 8,000+ surgeries.

Recent highlights from our studies:

- Excellent mechanical properties confirmed during the 26-week ovine study
- UPenn & CSU rotator cuff studies confirmed tissue regeneration
- Multiple CITREBRIDGE animal studies have proven enthesis regeneration
- Ongoing research at Mayo Clinic and Hospital for Special Surgery

This is regeneration of natural tissue structures that current materials can't achieve. The science is clear, peer-reviewed, and published in Bioactive Materials journal.


ACUITIVE TECHNOLOGIES
I`m ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.04.25

Let’s Transform Healthcare


ACUITIVE TECHNOLOGIES
FROM PROVEN TECHNOLOGY TO AN INNOVATIVE SOLUTION WITH EXPERIENCE IN OVER 8,000 PATIENTS.

After 30 years in orthopedics, our founders saw the same problems repeating: chronic inflammation, scar tissue, failed surgeries. They invested $27 million of their own money to change it.

Today, CITREGEN has helped 8,000+ patients with zero adverse reactions. Our goal: reach 80,000+ patients in the next three years through our expanding direct sales network.


INVEST IN ACUITIVE TECHNOLOGIES
ACUITIVE TECHNOLOGIES

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.30.25

Society for Biomaterials Honors CITREGEN


Society for Biomaterials
Technology Innovation Award
Society For Biomaterials
Giving life to a world of materials
ACUITIVE
TECHNOLOGIES

The Society for Biomaterials doesn't give awards lightly. Their Technology Innovation and Development Award recognizes "successful application of basic and Applied Biomaterials research in the development of a novel medical product that significantly benefits the health and well-being of patients."

CITREGEN earned this recognition at the 2022 Annual Meeting, validation from the scientific community that our citrate-based technology represents a fundamental breakthrough. This isn't just another biomaterial. It's the first to actively participate in natural tissue regeneration without chronic inflammation.

ACUITIVE TECHNOLOGIES Invest in Acuitive Technologies

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.28.25

$27M of Founder Skin in the Game


MEET THE TEAM WITH 4 DECADES
IN ORTHOPEDICS
Dave Washburn
Mike McCarthy
Jim Malayter

Mike McCarthy and Dave Washburn have worked in orthopedics for 40 years; they built and sold companies to Johnson & Johnson, Zimmer, and MAKO Surgical. They know exactly what Big Orthopedics needs because they helped create it. Now they're disrupting their own industry.

Their board comprises experienced leaders with notable backgrounds in the orthopedic industry:

- Vince Forlenza: Former CEO of $17B Becton Dickinson
- Gary Fischetti: Ran all 12 of J&J's medical device businesses
- Bill Hagaman: Built a top-25 U.S. accounting firm over 40 years

The founders and board have shown confidence in CITREGEN's potential by investing $27 million of their own money.


ACUITIVE
TECHNOLOGIES
I`m ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.23.25

From 8,000 to 80,000+ Patients


Scaling from
8,000 to
80,000+
Patients
ACUITIVE
TECHNOLOGIES

Since Q4 2021, we've implanted 8,000+ CITREGEN devices through Stryker. Now we're building our own sales channel to potentially reach 80,000+ patients, and capture significantly higher margins.

- Through Stryker: 25-30% margins
- Direct to hospitals: 60-70% margins
- 10 distributors already contracted
- 20 distributors by end of 2025

With 6 FDA-cleared products launching in 2025-2026, including our breakthrough CITREBRIDGE Rotator Cuff System, we believe we're bringing the first citrate-based regenerative technology directly to surgeons.


INVEST IN ACUITIVE TECHNOLOGIES
ACUITIVE

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.21.25

$10.9B Market


$10.9B
Orthopedic Market Growing 15% Annually
10,000
AMERICANS
Turn 65 Daily And They Want Solutions That Work

The U.S. orthopedic biomaterials market is worth $10.9 billion and growing 10-15% annually:

- Spine: $3.8B
- Trauma: $3.3B
- Sports Medicine: $2.3B
- Orthobiologics: $1.5B

In our opinion current materials aren't solving the problem, and the market knows it.

Every day, 10,000 Americans turn 65. But today's seniors aren't sitting still, they're playing tennis, hiking, and demanding solutions that actually work. When 70% of rotator cuff repairs fail, the market notices. Many surgeons prioritize technologies that have been shown to reduce revision surgeries and may be willing to pay higher prices for products that demonstrate clear clinical and economic value.


ACUITIVE
TECHNOLOGIES
I`m ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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PINNED BY STARTUP
SN **Sherwood Neiss**
23 days ago

Hi. We are an early-stage venture fund (D3VC.ai) looking at your offering. We were wondering how you are going to get to a point where you can clear the $25M in ST/LT debt? Also, understand you have patents but how difficult is it to dance around the molecule/patent and still have the same effect? Thanks

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JASON LEVAR
19 hours ago

how do I transfer my equity in innovative eyewear to whomever I decide
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Michael Villanella
a month ago

who are your biggest competitors?
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LLmon Watt
a month ago

Do you have patents? If so, please provide info.
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Girish Amin
a month ago

**Where can I find more info on below?:
20%-35% New Jersey EDA Tax Credit Every investor qualifies for a rebate through the New Jersey Economic Development Authority.**
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W Kim Colich
2 months ago

Hi, Would you please tell us more about your IP Portfolio? Thanks. Blessings
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMC

FILED
JUL 14 2025
STATE TREASURER
0101028415

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

ACUITIVE TECHNOLOGIES, INC.

Pursuant to the provisions of Section 14A:9-2 (4) and Section 14A:9-4 (3) Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

1. The name of the corporation is: Acuitive Technologies, Inc.

2. The following amendment to the Certificate of Incorporation of this corporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 2nd day of July, 2025.

   a. Resolved, that the first paragraph of Article IV of the Certificate of Incorporation be amended to read as follows:

      "Authorized Capital. The Corporation is authorized to issue two classes of capital stock designated "**Common Shares**" and "Preferred Shares," respectively. The total number of shares which the Corporation is authorized to issue is 16,250,000 shares, of which 11,914,056 shares shall be Common Shares, par value $0.01 per share, and 4,335,944 shares shall be Preferred Shares, par value $0.01 per share."

   b. Resolved, that the first paragraph of Article IV, subsection B of the Certificate of Incorporation be amended to read as follows:

      "Preferred Stock. All of the authorized and unissued shares of Preferred Stock are hereby designated as Series A Convertible Preferred Stock (the "**Series A Preferred Stock**") with the following rights, preferences, powers, privileges, restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV."

3. The number of shares outstanding at the time of the adoption of the amendment was: 6,987,834. The total number of shares entitled to vote thereon was: 6,987,834.

3249865 5814805

4. The number of shares voting for and against such amendment is as follows:

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment
Common & Preferred Shares: 4,567,686	Common & Preferred Shares: 0
Preferred Shares: 1,652,462	Preferred Shares: 0

IN WITNESS WHEREOF, this First Amendment to the Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 2nd day of July, 2025.

By: ____________________
Michael McCarthy
Chief Executive Officer

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ACUITIVE TECHNOLOGIES, INC.

Pursuant to the provisions of Section 14A:9-5 (3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Amended and Restated Certificate of Incorporation:

1. The name of the corporation is: Acuitive Technologies, Inc., which is the name under which the corporation was incorporated. The date its original Certificate of Incorporation was filed with the State of New Jersey was July 26, 2013.

2. This Amended and Restated Certificate of Incorporation amends and restates the Certificate of Incorporation of this corporation to read in its entirety as set forth on the attached Exhibit A.

3. The following Amended and Restated Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 28th day of November, 2023.

4. The number of shares outstanding at the time of the adoption of the amendment and restatement was: 4,030,951 shares of common stock.

5. The number of shares voting for and against such amendment and restatement is as follows:

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment
3,487,578	0

6. Pursuant to the amendment and restatement (as set forth on Exhibit A), the authorized capital of the corporation shall be increased to 15,000,000 shares of capital stock, 11,914,056 of which shall be shares of Common Stock, par value $0.01 per share, and 3,085,944 of which are shares of Preferred Stock, par value $0.01 per share, 3,085,944 of which shall be designated as Series A Preferred Stock.

7. Other provisions: See Exhibit A.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of November, 2023.

By: ____________________

Name: Alex Khowaylo

Title: Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ACUITIVE TECHNOLOGIES, INC.

ARTICLE I

Name. The name of the corporation is Acuitive Technologies, Inc. (the "**Corporation**").

ARTICLE II

Registered Office and Agent. The address of the registered office of the Corporation, and the name of the registered agent therein and in charge thereof, upon whom process against the Corporation may be served is as follows:

Alex Khowaylo
10802 Est Cortile Court
Naples, Florida 34110

ARTICLE III

Corporate Purpose. The purpose of the Corporation is to engage in any activity within the purposes for which corporations may be organized under the New Jersey Business Corporation Act (the "**Act**").

ARTICLE IV

Authorized Capital. The Corporation is authorized to issue two classes of capital stock designated "Common Shares" and "Preferred Shares," respectively. The total number of shares which the Corporation is authorized to issue is 15,000,000 Shares, of which 11,914,056 shares shall be Common Shares, par value $0.01 per share, and 3,085,944 shares shall be Preferred Shares, par value $0.01 per share.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled generally to vote, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder;

provided, however, that except as otherwise required by law holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the Act. There shall be no cumulative voting.

B. PREFERRED STOCK

3,085,944 of the authorized and unissued shares of Preferred Stock are hereby designated as Series A Convertible Preferred Stock (the "**Series A Preferred Stock**") with the following rights, preferences, powers, privileges, restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (a) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (i) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (b) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $7.20 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price plus any declared but unpaid dividends thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the relative preferential amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the full payment of the amounts required to be paid to holders of Series A stock pursuant to Subsection 2.1, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock and the Series A Preferred Stock, pro rata based on the number of shares held by each such holder (calculated on an as converted basis as if all shares of Series A Preferred Stock were converted to Common Stock pursuant to Section 4). The amount which a holder of Series A Preferred Stock is entitled to receive under this Subsection 2.1 and Subsection 2.2 is hereinafter referred to as the "**Liquidation Amount.**"

2.3 Deemed Liquidation Events.

2.3.1 Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Majority**"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event::

(a) a merger or consolidation in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or other entity or (2) if the surviving or resulting corporation or other entity is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation or other entity of such surviving or resulting corporation or other entity; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock, and (ii) if the Requisite Majority so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation from such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation (the "**Board**")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by New Jersey law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount with respect to each such series of Series A Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all of the outstanding Series A Preferred Stock, pursuant to the proceeding sentence, then the holders of Series A Preferred Stock shall share in the redemptions in proportion to the relative preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock, if all amounts payable on or with respect to such shares were paid in full. The Corporation shall then redeem the remaining shares as soon as it may lawfully do so under New Jersey law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(a), the Corporation shall not expend or dissipate the consideration received from such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1.(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class, and on an as-converted to Common Stock basis.

3.2 Series A Preferred Stock Protective Provisions. So long as 1,542,973 shares of Series A Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Bylaws of the Corporation or the Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Majority (except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.2.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.2.2 amend, alter, or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a way that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.2.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the occurrence of a Deemed Liquidation Event, the payment of dividends and rights of redemption;

3.2.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service pursuant to agreements containing vesting and/or repurchase provisions approved by the Board;

3.2.6 create, guarantee or authorize the creation of, or issue, or authorize the issuance of any debt security or other indebtedness in excess of $500,000, or permit any subsidiary to take any such action with respect to any debt security or other indebtedness other than equipment leases or bank lines of credit entered into in the ordinary course of business;

3.2.7 create or hold capital stock in any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary of the to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets;

3.2.8 increase or decrease the size of the Board;

3.2.9 increase the authorized number of shares of Common Stock, Preferred Stock, or any additional class or series of capital stock of the Corporation, in each case, unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the occurrence of a Deemed Liquidation Event, the payment of dividends and rights of redemption; or

3.2.10 amend, alter or repeal this Section 3.2.

4. Optional Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to the Series A Original Issue Price. The Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Series A Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times while any shares of Series A Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued capital stock for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price.

4.3.3 Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of Series A Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issuances.

4.4.1 Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(a) "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which a share or shares of Series A Preferred Stock was first issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other capital securities, directly or indirectly, convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than the following shares of Common Stock, and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock or Common Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, or Options therefor, issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries, pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock or Convertible Securities issued pursuant to a public offering;

(vi) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement, provided, that such issuances are approved by the Board;

(vii) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services to the Corporation pursuant to transactions approved by the Board;

(viii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board; or

(x) The issuance of the Warrant (as defined in the Series A Preferred Stock Purchase Agreement dated on or about the filing date of the Restated Certificate, by and among the Company and the Investors thereto (the "**SPA**")) and the issuance of the warrants to LPS Capital LLC, as described in Schedule 5.7 of the SPA, any shares of Series A Preferred Stock issued upon the exercise of any such warrants and/or any shares of Common Stock issued upon the conversion of any shares of Series A Preferred Stock issued upon the exercise of any such warrants.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock, if the Corporation receives written notice from the Requisite Majority agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective).

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price of any series of Series A Preferred Stock in effect immediately prior to such issue, then the Applicable Conversion Price of such series of Series A Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \quad (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible

Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one (1) date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 above, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall, at any time or from time to time after the Series A Original Issue Date, effect a subdivision of the outstanding Common Stock without a comparable subdivision of the Series A Preferred Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock without a comparable combination of the Series A Preferred Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction: (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution. Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series

A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation (other than a transaction covered by Sections 4.5, or 4.6) in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4.8 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.9 Notice of Record Date. In the event:

4.9.1 the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any di[illegible] other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

4.9.2 of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

4.9.3 of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, Deemed Liquidation Event, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, Deemed Liquidation Event, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either the earlier of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, raising gross proceeds to the Corporation of at least $25,000,000, before the deduction of underwriter's commissions and expenses (a "**Qualified Public Offering**"), or (b) the date and time, or the occurrence of an event, specified by the vote or written consent of the Requisite Majority (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective Series A Conversion Price, and (ii) such shares of Series A Preferred Stock may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender, if applicable, his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instruments of transfer, in a form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fractional shares of Common Stock otherwise issuable upon such conversion. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the Requisite Majority.

8. Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

Election of Directors. As of the date hereof, the Board may consist of up to seven (7) members, and hereafter the size of the Board may be changed in accordance with the Company's Bylaws. Election of directors need not be by written ballot unless required by the Bylaws, or the Act.

The current Board of Directors of the Corporation and their post office addresses are as follows:

Alex Khowaylo, Chairman	10802 Est Cortile Court, Naples, FL 34110
Vincent Forlenza, Independent Director	510 Timberline Drive, Franklin Lakes, NJ 07417
Gary Fischetti, Independent Director	119 N 128th Street, Beach Haven, NJ 08008
James Malayter	4777 Lehnenberg Road, Kintnersville, PA 18930
Michael McCarthy	9 Normandy Court, Ho-Ho-Kus, NJ 07423
David S. Washburn	48 Juniper Terrace, Tuxedo Park, NY 10987

ARTICLE VI

By-Laws. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is authorized to adopt, amend, or repeal the By-Laws of the Corporation, except as otherwise specifically provided herein.

ARTICLE VII

Amendment of Certificate of Incorporation. The Corporation reserves the right, subject to Section 32 of Part B of Article IV, to adopt, repeal, rescind or amend in any respect any provisions contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on shareholders herein are granted subject to this reservation.

ARTICLE VIII

The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VIII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement

of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VIII or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article VIII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VIII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VIII.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators. If the Act or any other law of the State of New Jersey is amended after approval by the stockholders of this Article VIII to authorize corporate action expanding the scope of indemnification, then the Corporation shall indemnify any and all persons described in this Article VIII to the fullest extent permitted by the Act as so amended.

ARTICLE IX

Limitation of Liability. To the fullest extent from time-to-time permitted by law, no director or officer of the Corporation shall be personally liable for to the Corporation or its shareholders for monetary damages for breach of any duty owed to the Corporation or its shareholders. Neither the amendment or repeal of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or any amendment hereto inconsistent with this Article IX, shall eliminate or reduce the protection afforded by this Article IX to a director or officer of the Corporation with respect to any matter which occurred, or any cause of action, suit, or claim which, but for this Article IX would have accrued or arisen, prior to such amendment, repeal or adoption. If the Act or any other law of the State of New Jersey is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act as so amended.

STATE OF NEW JERSEY
DEPARTMENT OF TREASURY
FILING CERTIFICATION (CERTIFIED COPY)
0101028415

ACUITIVE TECHNOLOGIES, INC.

I, the Treasurer of the State of New Jersey, do hereby certify, that the above named business did file and record in this department the below listed document(s) and that the foregoing is a true copy of the
Certificate of Amended and Restated Certificate of Incorporation
Filed in this office
November 28, 2023
as the same is taken from and compared with the original(s) filed in this office on the date set forth on each instrument and now remaining on file and of record in my office.


THE GREAT SEAL OF THE STATE OF NEW JERSEY
LIBERTY AND PROSPERITY
1776

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal at Trenton, this 29th dav of November, 2023

Elizabeth Maher Muoio
State Treasurer

Certificate Number: 145500946
Verify this certificate online at
https://www.njportal.com/DOR/businessrecords/Validate.aspx

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:
The undersigned (hereafter referred to as "Subscriber") understands that %%NAME_OF_ISSUER%%, a Delaware corporation (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Series A Preferred Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Shareholder Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, Subscriber hereby agrees to join as a party that is designated as an "Investor" to the Investors' Rights Agreement and Voting Agreement attached hereto as Exhibit A and Exhibit B, respectively, and included in the Form C Offering Document (the "***Shareholder Agreements***") as entered into by and among Shareholder, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to Subscriber under the Shareholder

Agreements shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Shareholder Agreements and will be bound by the terms thereof as a party who is designated as a Investor thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, Subscriber will not become a party to the Shareholder Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber.

5. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special provisions for cryptocurrency payments.** Notwithstanding Section 5(a), cryptocurrency payments will be received by the Escrow Agent from Subscriber and converted to U.S. dollars once per day. Once converted to U.S. dollars, Subscriber will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final

Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) **Transfers upon challenged transactions**. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, tis Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by Subscriber hereunder and as party to the Shareholder Agreement, and neither such purchase nor becoming a party to the Shareholder Agreement will contravene with any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C and a copy of the Shareholder Agreement. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine Crowdfunding, Inc. ("StartEngine"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription and Joinder Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S.

Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Securities.

i. Subscriber acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives Subscriber's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

8. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Manner of Holdings

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

10. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

13. Waiver of Jury Trial. Subscriber IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts with jurisdiction over the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

21. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):

__%%SUBSCRIBER_SIGNATURE%%____________________ **Legal Name of Entity** **By_____%%INVESTOR_SIGNATURES%%_______________** **Name: %%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name: %%NAME_OF_ISSUER%%** **Title: %%ISSUER_TITLE%%**

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A to Subscription and Joinder Agreement
Investors' Rights Agreement
See attached

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of XXXXXXX, 2025, by and among Acuitive Technologies, Inc., a New Jersey corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**".

RECITALS

WHEREAS, the Company and the Investors are parties to that certain Series A Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "**Common Stock**" means shares of the Company's common stock, par value $0.01 per share.

1.5 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the development, research, manufacture, distribution and sale of medical orthopedic devices, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors or other governing body of any Competitor.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10 "**FOIA Party**" means a Person that, in the reasonable determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.11 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.12 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.13 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.14 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.15 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.16 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.17 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.18 "**Key Employee**" means any executive-level employee (including division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any Company Intellectual Property (as defined in the Purchase Agreement).

1.19 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 617,189 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.20 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.21 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.22 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Series A Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.23 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.24 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.25 "**SEC**" means the Securities and Exchange Commission.

1.26 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.27 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.28 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.29 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.30 "**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.01 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a written request from the Initiating Holders that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Registrable Securities then outstanding if the anticipated aggregate offering price would exceed $10,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $4,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period ; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration or a registration relating to a demand pursuant to Section 2.1), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares, authority to enter into the underwriting agreement and intended method of distribution, with such Holder's liability under such underwriting agreement being several and not joint and limited to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to one hundred and twenty (120) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 per registration, of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Section 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and(ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its

Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement ,or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Series A Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

2.12 Restrictions on Transfer.

(a) The Series A Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series A Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Series A Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation,;

(b) such time after consummation of the IPO as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three (3)-month period without registration;

(c) the fifth (5th) anniversary of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor , provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor:

(a) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) an audited balance sheet as of the end of such year, (ii) audited statements of income and of cash flows for such year, and (iii) an audited statement of stockholders' equity as of the end of such year, all prepared in accordance with GAAP;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of the first three quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event within thirty (30) days after the end of the first two months of each quarter of the fiscal year, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of stockholders' equity as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(d) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Board of Directors is collectively referred to herein as the "**Budget**");

(e) as soon as practicable, but in any event within thirty (30) days after the end of each quarter of the fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common

Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Termination of Information. The covenants set forth in Section 3.1, and Section 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates; provided that each such Affiliate (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) agrees to enter into this Agreement and the Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "**Investor**" under this Agreement (provided that any Competitor or FOIA Party shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof).

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Series A Preferred Stock to Additional Purchasers pursuant to Section 1.3 of the Purchase Agreement.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first in accordance with Section 4.1(e).

5. Additional Covenants.

5.1 Insurance. The Company shall obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policy to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.

5.2 Employee Stock and Agreements.

(a) Unless otherwise approved by the Board of Directors, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for vesting of shares over a five (5) year period, with twenty percent (20%) of such shares vesting every twelve (12) months of continued employment or service. Without the prior approval by the Board of Directors, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3.

(b) Unless otherwise approved by the Board of Directors, the Company will cause (i) each Person engaged by the Company or any subsidiary as a consultant/independent contractor with access to confidential information and/or trade secrets to enter into an agreement containing nondisclosure and proprietary rights assignment provisions and (ii) each Person now or hereafter employed by it or by any subsidiary and each officer of the Company, to the extent legally permissible, to enter into an agreement containing non-competition and non-solicitation provisions. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements between the Company and any employee, without the consent of the Board of Directors.

5.3 Qualified Small Business Stock. The Company shall use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to cause the shares of Series A Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to fail to qualify as "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code. In addition, within twenty (20) business days after any Investor's written request therefor, the Company shall deliver to the Investors a checklist in substantially the same form as Annex 1. The Company shall use commercially reasonable efforts to ensure the accuracy of any such checklist, but in no event shall the Company be liable to the Investors or any other person for any damages arising from any errors or inaccuracies in such report or checklist, unless made by the Company in a manner either grossly negligent or fraudulent.

5.4 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.5 Termination of Covenants. The covenants set forth in this Section 5, except for Subsection 5.4 , shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO , or (ii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one (1) or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 253,979 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of New Jersey without regard to conflict of law principles that would result in the application of any law other than the law of the State of New Jersey.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Attn: Jedediah Ande, McCarter & English, LLP, Two Tower Boulevard, 24th Fl, East Brunswick, 08816.

(b) Consent to Electronic Notice. Each Investor Each Purchaser consents to the delivery of any stockholder notice pursuant to the New Jersey Business Corporation Act (the "**NJBCA**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 14A:1-8.1 of the NJBCA (or any successor thereto) at the electronic mail address set forth below such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one (1) or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. This Agreement (including any Schedules hereto) together with the other Transaction Documents (as defined in the Purchase Agreement), constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of New Jersey and to the jurisdiction of the United States District Court for the District of New Jersey for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of New Jersey or the United States District Court for the District of New Jersey, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY:

ACUITIVE TECHNOLOGIES, INC.

By: ______________________________________

Name: David S. Washburn

Title: Chief Financial Officer

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

For Individuals:

By: ____

Name: _____________________________________

SCHEDULE A

INVESTORS

Name and Address

Investor Name
Address
Phone Number
Email
[Counsel cc, if any]]

Investor Name
Address
Phone Number
Email
[Counsel cc, if any]]

Investor Name
Address
Phone Number
Email
[Counsel cc, if any]]

ANNEX 1

QUALIFIED SMALL BUSINESS STOCK CHECKLIST

The stockholder(s) named below (the "**Stockholders**") have requested information to assist in their determination of whether the shares of stock of Acuitive Technologies, Inc., a New Jersey corporation (the "**Company**") described below may be entitled to certain tax benefits associated with qualified small business stock (**"QSBS"**) pursuant to Sections 1045 and 1202 of the Code.[1]

Table to be completed by requesting Stockholder

Stockholder	Class / Type of Stock	Issue Date	Stock Certificate / Issuance Number	Number of Shares

Pursuant to Section 5.4 of the Investors' Rights Agreement dated November [ ] 2023, the Company hereby provides the following information (the "**Checklist**") with respect to such shares. In no event shall the Company be liable to the Stockholders or any other person for any damages arising from any errors or inaccuracies in this Checklist, unless made by the Company in a manner either grossly negligent or fraudulent. Whether any Stockholder is entitled to tax benefits with respect to the Company's stock must depend on the Stockholder's particular facts and circumstances. Each Stockholder should seek professional tax advice from its tax advisor.

Checklist to be completed by Company

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
1. **"Qualified Small Business" Requirement**[2]			
• On each Issue Date, the Company was a domestic C corporation.[3]	☐	☐	☐

[1] This Checklist is based on the Internal Revenue Code of 1986, as amended, (the "**Code**") and Treasury Regulations thereunder. Except as otherwise specified, all section references herein are to the Code and all "Treas. Reg. §" references are to the Treasury regulations promulgated or proposed thereunder, respectively, by the U.S. Department of Treasury and the Internal Revenue Service (the "**IRS**").

[2] Section 1202(c)(1)(A).

[3] Sections 1202(d)(1) and 1202(c)(2)(A).

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
• At all times of the Company's existence after August 10, 1993 through the time immediately following the Issue Date, the Company's aggregate gross assets were $50 million or less.[4] ⇨ Aggregate gross assets includes cash and the adjusted tax basis of the Company's other property.[5] ⇨ All corporations in the same parent-subsidiary controlled group are treated as one corporation.[6]	□	□	□
• The Company will comply with any IRS reporting requirements with respect to Section 1202.[7]	□	□	□
2. **"Qualified Trade or Business" Requirement**			
● The Company is engaged in a qualified trade or business. A "qualified trade or business" is any business *other than* (i) any trade or business involving the performance of services in the fields of health, law, engineering, architecture, accounting, actuarial science, performing arts, consulting, athletics, financial services, brokerage services, or any trade or business where the principal asset of such trade or business is the reputation or skill of one or more of its employees; (ii) any banking, insurance, financing, leasing, investing, or similar business; (iii) any farming business (including the business of raising or harvesting trees); (iv) certain natural resource production or extraction businesses; and (v) any business of operating a hotel, motel, restaurant, or similar business.[8]	□	□	□
3. **"Eligible Corporation" Requirement**			
• Is the Company an entity *other than* a DISC, a former DISC, a RIC, a REIT, a REMIC, or a cooperative?[9]	□	□	□
4. **"Active Business" Requirement[10]**			

[4] Sections 1202(d)(1)(A) and (B).

[5] Section 1202(d)(2)(A). For purposes of this calculation, the adjusted tax basis is treated as including the fair market value (rather than tax basis) of assets contributed to the Company, determined as of the date of contribution (Section 1202(d)(2)(B)).

[6] Section 1202(d)(3). A parent-subsidiary controlled group consists of a chain of corporations connected through stock ownership with a common parent, with more than 50% of the stock of each subsidiary (by vote or value) held by another subsidiary or the parent (ignoring certain nonvoting stock that is limited and preferred as to dividends and treasury stock).

[7] Section 1202(d)(1)(C). As of [ ] there are no such IRS requirements.

[8] Section 1202(e)(3).

[9] Section 1202(e)(4). Corporations with respect to which an election under former Section 936 was in effect (or corporations with such subsidiaries) and corporations that were FASITs also are not "eligible corporations."

[10] Section 1202(c)(2)(A).

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
• For substantially all of the Stockholder's holding period, at least eighty percent (80%) of the value of the Company's assets were used in the conduct of one or more "qualified trades or businesses"?[11] => For this purpose, any assets which are held (i) as part of the reasonably required working capital needs of a qualified trade or business of the Company, or (ii) for investment and are reasonably expected to be used within two years to finance research and experimentation in a qualified trade or business or increases in the working capital needs of a qualified trade or business shall be treated as used in the active conduct of a qualified trade or business. However, after the Company has been in existence for at least two years, no more than 50% of the Company's assets can qualify as used in the active conduct of a qualified trade or business by reason of this rule.[12]	□	□	□
• For substantially all of the Stockholder's holding period, no more than ten percent (10%) of the value of the Company's assets (in excess of liabilities) consisted of "portfolio stock"?[13]	□	□	□
• For substantially all of the Stockholder's holding period, no more than ten percent (10%) of the total value of the Company's assets consisted of real property not being used in the active conduct of a qualified business?[14]	□	□	□
● *If the answer to the preceding bullets under this Item #4 are yes, disregard this bullet.* The Company is a "specialized small business investment company" licensed to operate under Section 301(d) of the Small Business Act of 1958?[15]	□	□	□

5.	**Redemption Analysis**

[11] Section 1202(e)(1). The term "qualified trade or business" means any trade or business *other than* the businesses described in item #2. Stock and debt in any subsidiary corporation (defined in footnote 115) are disregarded and the parent is deemed to own its ratable share of the subsidiary's assets, and to conduct its ratable share of the subsidiary's activities (Section 1202(e)(5)(A)). Rights to computer software which produce active business computer software royalties (within the meaning of Section 543(d)(1)) are treated as an asset used in the active conduct of a trade or business (Section 1202(e)(8)).

[12] Section 1202(e)(6).

[13] Section 1202(e)(5)(B). "Portfolio stock" is stock or securities in corporations that are not subsidiaries of the Company. A corporation is considered a "subsidiary" if the parent owns more than fifty percent (50%) of the combined voting power of all classes of stock entitled to vote, or more than fifty percent (50%) of the value of all outstanding stock, of the corporation (Section 1202(e)(5)(C)).

[14] Section 1202(e)(7). The ownership of, dealing in, or renting of real property is not treated as the active conduct of a qualified trade or business.

[15] Section 1202(c)(2)(B).

• The Company has not redeemed stock from the Stockholder or, to the Company's knowledge, any related party (within the meaning of Sections 267(b) or 707(b) of the Stockholder) at any time during the four (4) year period beginning on the date two (2) years before the Issue Date of the stock in question, other than *de minimis* redemptions and certain disregarded redemptions?[16]	□	□	□
• The Company has not redeemed stock during the two (2) year period beginning on the date one (1) year before the Issue Date with an aggregate value (as of the time of the redemption) exceeding five percent (5%) of the aggregate value of all the Company's stock as of the beginning of such two (2) year period, other than *de minimis* redemptions and certain disregarded redemptions?[17]	□	□	□

IN WITNESS WHEREOF, the Company has provided this Checklist on [*Date checklist is being delivered*].

ACUITIVE TECHNOLOGIES, INC.

By: ______________________________

Name: ______________________________

Title: ______________________________

[16] Section 1202(c)(3)(A). Redemptions exceed the *de minimis* exception only if the aggregate amount paid for the stock exceeds ten thousand dollars ($10,000) **and** more than two percent (2%) of the stock held by the Stockholder and related parties, by value. Treas. Reg. § 1.1202-2(a)(2). Redemptions are disregarded if they are incident to the termination of services (where such redeemed stock was acquired by an employee or director in connection with the performance of services), death, disability or mental incapacity, or divorce. Treas. Reg. § 1.1202-2(d).

[17] Section 1202(c)(3)(B). Redemptions exceed the *de minimis* exception only if the aggregate amount paid for the stock exceeds ten thousand dollars ($10,000) **and** more than two percent (2%) of all outstanding stock of the Company, by value. Treas. Reg. § 1.1202-2(b)(2). Redemptions are disregarded if they are incident to the termination of services (where such redeemed stock was acquired by an employee or director in connection with the performance of services), death, disability or mental incapacity, or divorce. Treas. Reg. § 1.1202-2(d).

Exhibit B to Subscription and Joinder Agreement

Voting Agreement

See attached

ACUITIVE TECHNOLOGIES, INC.

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made and entered into as of XXXXXX, 2025, by and among Acuitive Technologies, Inc., a New Jersey corporation (the "**Company**"), each holder of Series A Preferred Stock, $0.01 par value per share, of the Company (the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with certain rights in accordance with the terms of this Agreement.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties further agree as follows:

1. Definitions

1.1 Affiliate. For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 Shares. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Company's Board of Directors (the "**Board**"), including, without limitation, all shares of the Company's Common Stock, par value $0.01 per share (the "**Common Stock**") and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Company's Amended and Restated Certificate of Incorporation, as amended (the "**Restated Certificate**").

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Preferred Stock (the "**Selling Investors**") and (ii) the holders of a majority of the then outstanding shares of Common Stock (collectively, (i) and (ii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Electing Holders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby to the extent permitted by applicable law;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree to (i) any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or (ii) any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the

Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of Preferred Stock will receive the same amount of consideration per share of Preferred Stock as is received by other holders in respect of their shares of Preferred Stock, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(e), if the consideration to be paid in exchange for the Shares held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable; and

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the increase of authorized shares described in Section 2 or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provision of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the

Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 6.8 below.

6. Miscellaneous.

6.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 6.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and Stockholder and thereafter such Person shall be deemed a Stockholder for all purposes under this Agreement.

6.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 6.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 6.12.

6.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law. This Agreement shall be governed by the internal law of the State of New Jersey, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New Jersey.

6.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Attn: Jedediah Ande, McCarter & English, LLP, Two Tower Boulevard, 24th Fl, East Brunswick, 08816.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the New Jersey Business Corporation Act (the "NJBCA"), as amended or superseded from time to time, by electronic transmission pursuant to Section 14A:1-8.1 of the NJBCA (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Investors holding a majority of the shares of Preferred Stock then held by the Investors and (c) the Key Holders holding a majority of the shares of Common Stock held by the Key Holders. Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) or in connection with the transfer of any shares of Preferred Stock without the consent of the other parties hereto;

(c) Schedule B hereto may be amended by the Company from time to time to add additional persons that become party to this Agreement as a Key Holder pursuant to Section 6.1(b) or in connection with the transfer of any shares of Common Stock; and

(d) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Entire Agreement. This Agreement (including the Exhibits hereto), and the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 6.12.

6.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

6.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New Jersey and to the jurisdiction of the United States District Court for the District of New Jersey for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of New Jersey or the United States District Court for the District of New Jersey, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

6.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

Acuitive Technologies, Inc.

By: ______________________________

Name: David S. Washburn

Title: Chief Financial Officer

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTORS:

For Individuals:

By: ____

Name:

SCHEDULE A

INVESTORS

Name and Address

SCHEDULE B

KEY HOLDERS

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on XXXXXXXXXX, 2025, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of XXXXXXXXX, 2025 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new "Investor" in accordance with Section 6.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Section 6.1(b) of the Agreement, as a new party who is not a new "Investor," in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER:

By: ______________________________
Name: ____________________________
Title: _____________________________
Address: __________________________
____
E-mail Address: ____________________

ACCEPTED AND AGREED:

ACUITIVE TECHNOLOGIES, INC.

By: ______________________________
Name: ____________________________
Title: _____________________________